Exhibit 2.1

_________________

PURCHASE AGREEMENT

_________________

among

BALLY TOTAL FITNESS HOLDING CORPORATION,

BALLY TOTAL FITNESS CORPORATION,

CRUNCH FITNESS INTERNATIONAL, INC.,

HEALTH & TENNIS CORPORATION OF NEW YORK, INC.,

JACK LA LANNE FITNESS CENTERS, INC.,

CRUNCH CFI, LLC, SOHO HO, LLC, CRUNCH L.A. LLC, 708 GYM, LLC,

WEST VILLAGE GYM AT THE ARCHIVES LLC, 59TH STREET GYM, LLC,

FLAMBE LLC, ACE, LLC, CRUNCH WORLD, LLC

and

AGT CRUNCH ACQUISITION LLC

Dated as of September 16, 2005

Page

ARTICLE I

DEFINITIONS

SECTION 1.01. Certain Defined Terms	1
SECTION 1.02. Definitions	11
SECTION 1.03. Interpretation and Rules of Construction	13

ARTICLE II

PURCHASE AND SALE

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF THE SELLERS

i

(continued)

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

SECTION 4.01. Organization and Authority of Purchaser	35
SECTION 4.02. No Conflict	35
SECTION 4.03. Governmental Consents and Approvals	35
SECTION 4.04. Investment Purpose	35
SECTION 4.05. Source of Funds	36
SECTION 4.06. Litigation	36
SECTION 4.07. Brokers	36

ARTICLE V

ADDITIONAL AGREEMENTS

(continued)

Page

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01. Transferred Employees	50
SECTION 6.02. Employee Benefits	50

ARTICLE VII

TAX MATTERS

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01. Conditions to Obligations of the Sellers	53
SECTION 8.02. Conditions to Obligations of Purchaser	54
SECTION 8.03. Deferred Facilities	55
SECTION 8.04. Direct Facility Transfers	58

ARTICLE IX

INDEMNIFICATION

ARTICLE X

TERMINATION

(continued)

Page

SECTION 10.01. Termination	65
SECTION 10.02. Effect of Termination	65

ARTICLE XI

GENERAL PROVISIONS

(continued)

EXHIBITS

1.01(a)	Form of Assignment and Amendment Agreement
1.01(b)	Business Assets
1.01(c)	Form of Consent and Estoppel
1.01(d)	Form of Prime Landlord’s Consent
1.01(e)	Deferred Facilities Operating Agreement
1.01(f)	Escrow Agreement
1.01(g)	Excluded Assets
1.01(h)	Shared Assets
1.01(i)	Facilities
1.01(j)	Transition Services Agreement
2.02(b)	Agreed Amounts
2.06(a)(v)(C)	Membership Liability Methodologies
5.01(a)(i)	Minimum Membership Fees, Dues and Initiation Fees
5.01(a)(iii)	Minimum Personal Training Services Pricing
5.05	Retained Names and Marks
5.17	Guarantees
8.01(g)	Seller Required Consents
8.02(g)	Purchaser Required Consents

                PURCHASE AGREEMENT (this “Agreement”), dated as of September 16, 2005, among Bally Total Fitness Holding Corporation, a Delaware corporation, Bally Total Fitness Corporation, a Delaware corporation (“BTFC”), Crunch Fitness International, Inc., a Delaware corporation, Health & Tennis Corporation of New York, Inc., a Delaware corporation, Jack La Lanne Fitness Centers, Inc., a New York corporation, Soho Ho, LLC, a New York limited liability company, Crunch L.A. LLC, a New York limited liability company, 708 Gym, LLC, a New York limited liability company, West Village Gym at the Archives LLC, a New York limited liability company, 59th Street Gym, LLC, a New York limited liability company, Flambe LLC, a New York limited liability company, Ace, LLC, a New York limited liability company, Crunch World, LLC, a New York limited liability company (all of the foregoing, collectively, the “Sellers”), Crunch CFI, LLC, a Delaware limited liability company (the “Company”), and AGT Crunch Acquisition LLC, a Delaware limited liability company (“Purchaser” and, together with the Sellers and the Company, the “Parties”).

                WHEREAS, the Sellers and the Company are engaged in the business of operating certain upscale, full-service fitness centers and ancillary facilities at various locations in the United States;

                WHEREAS, the Sellers intend to transfer, or cause to be transferred, certain facilities to the Company or, under certain circumstances, to other Holding Companies (as defined herein); and

                WHEREAS, thereafter the Sellers wish to transfer and Purchaser wishes to acquire all of the issued and outstanding membership interests of the Company (the “Interests”) and all of the issued and outstanding ownership interests in any other Holding Company holding any such facilities, all upon the terms and subject to the conditions set forth herein.

                NOW, THEREFORE, in consideration of the foregoing and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Sellers, the Company and Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

                SECTION 1.01. Certain Defined Terms. For purposes of this Agreement:

                “Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

                “Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

                “Ancillary Agreements” means any Assignment and Amendment Agreement; the Transition Services Agreement; the Escrow Agreement; the Collateral Lease Documents; any Deferred Facilities Operating Agreement; any assignment and assumption agreements, bills of sale or other appropriate transfer documents for any Facility transferred pursuant to Section 8.04; and the Dechert NDA.

                “Assets” of any Person means all of such Person’s right, title and interest in and to all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible and wherever situated), including Contracts and Intellectual Property.

                “Assignment and Amendment Agreement” means any Assignment and Amendment Agreement providing for the assignment of membership interests in the Company or, after the Closing Date, any Holding Company substantially in the form of Exhibit 1.01(a).

                “Assumed Liabilities” means: (i) any and all Liabilities of the Business Owners, whether arising on or after the Closing Date, to the extent resulting from or first arising out of the operation or conduct of the Business on or after the Closing Date or ownership or use on or after the Closing Date of any of the Business Assets and the Interests, excluding Liabilities to the extent they constitute Retained Liabilities set forth in clause (ii) or clause (iii) of the definition of Retained Liabilities; (ii) all Liabilities arising from any failure to maintain any Certificates of Occupancy and Public Assembly Permits with respect to any Transferred Facility as set forth in Section 3.10 of the Disclosure Schedule; and (iii) all Liabilities allocated to, assumed by or agreed to be performed by Purchaser or (following the Closing) the Company pursuant to this Agreement or any of the Ancillary Agreements; provided, however, that “Assumed Liabilities” shall not include any of the Retained Liabilities.

                “Bally Entities” means the Sellers and their Affiliates (other than the Company).

                “BTFHC” means Bally Total Fitness Holding Corporation.

                “Business” means the business of operating fitness centers at the Facilities and the corporate office, including any ancillary operations conducted at the Facilities, all as of the date hereof.

                “Business Assets” means the Assets (other than Excluded Assets) of the Business, as described more fully on Exhibit 1.01(b).

                “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.

                “Business Owners” means the Sellers and the Company and any other entity created after the date hereof for the purposes of Section 8.03 that owns, directly or indirectly, any Business Assets and is a direct or indirect, wholly-owned Subsidiary of one or more of the Sellers.

                “Cash” means cash and cash equivalents (including marketable securities and short term investments but excluding the amount of any outstanding checks) calculated in accordance with GAAP applied on a consistent basis.

                “Closing Date” means the date of the Closing.

                “Code” means the Internal Revenue Code of 1986, as amended through the date hereof.

                “Collateral Lease Documents” means any landlord consents and estoppels and prime landlord consents, each substantially in the form of Exhibits 1.01(c) and 1.01(d), respectively.

                “Company Intellectual Property” means all Intellectual Property owned by the Company, including the Intellectual Property set forth on Section 3.12(a) of the Disclosure Schedule.

                “Contract” means any legally binding agreement, written or oral commitment, arrangement, lease, license, understanding or contract, including any Membership Contract.

                “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by Contract, credit arrangement or otherwise.

                “COTS License” means a license that is (i) commercially available from a third party pursuant to a “shrink-wrap,” “click-through” or other standard form license agreement with (A) an individual one-time royalty or license fee of fifteen thousand dollars ($15,000) or less or (B) an annual royalty or license fee of fifteen thousand dollars ($15,000) or less, or (ii) that is embedded as part of commercially available products or services for which no separate license is actually or customarily granted.

                “Credit Agreement” means any bona fide credit agreement entered into between any of Purchaser, the Company and their respective Subsidiaries, on the one hand, and any unaffiliated third party lender or lenders, on the other hand, providing for the borrowing of an amount of money that is material to the Business and used in connection with the operation of the Business.

                “Debt-to-EBITDA Ratio” means the ratio of (i) the total indebtedness (including all assumptions, guarantees, endorsements or similar liabilities, whether direct, contingent or otherwise, for the obligations of any other Person) of Purchaser and its Subsidiaries determined on a consolidated basis in accordance with GAAP to (ii) EBITDA; provided, however, that, if any of Purchaser and its Subsidiaries shall have entered into any Credit Agreement, then “Debt-to-EBITDA Ratio” shall have the meaning set forth for such term (or similar term) in such Credit Agreement or, if there is no such defined term (or similar term) therein, the meaning ascribed therein to “Total Leverage Ratio”, “Leverage Ratio” or other term the purpose of which is the measurement of the relationship between Purchaser’s indebtedness to EBITDA.

                “Dechert NDA” means that certain letter agreement among the Sellers, Purchaser and Dechert LLP, dated the date hereof.

                “Deferred Facilities Operating Agreement” means any Deferred Facilities Operating Agreement substantially in the form of Exhibit 1.01(e).

                “Deferred Personal Training Revenue” means the aggregate dollar value of all prepaid unused personal training sessions sold by the Business Owners (exclusively with respect to the Business or, in the case of a determination made between the Closing Date and the Supplemental Closing, the Business as conducted by the Deferred Facilities), calculated based on the purchase price of such personal training services.

                “Disclosure Schedule” means the Disclosure Schedule attached hereto, dated as of the date hereof and as amended or supplemented by the Sellers pursuant to the terms hereof, delivered by the Sellers to Purchaser in connection with this Agreement.

                “EBITDA” of Purchaser and its Subsidiaries as of any determination date means, for the twelve month period ending on such date, an amount determined for Purchaser and its Subsidiaries on a consolidated basis in accordance with GAAP equal to the sum, without duplication, of the amounts for such period of: (1) consolidated net income, plus (2) consolidated interest expense, plus (3) provisions for taxes based on income, plus (4) total depreciation expense, plus (5) total amortization expense, plus, if provided in any Credit Agreement, (6) non-recurring, extraordinary expenses, less, if provided in such Credit Agreement, (7) non-recurring, extraordinary benefits.

                “Encumbrance” means any security interest, pledge, hypothecation, mortgage, right of first refusal, lien, easement, reservation, servitude, option or similar encumbrance, other than any licenses of Intellectual Property.

                “Environmental Law” means any federal, state, local or foreign statute, law, ordinance, regulation, rule, common law, code, order, consent decree or judgment relating to pollution or protection of human health and the environment.

                “Environmental Liability” means any Liability, cost (including the cost of any investigation, testing, compliance or remedial action), consequential damages, loss or expense (including reasonable and incurred attorney’s and consultant’s fees and expenses) arising out of, relating to or resulting from any Environmental Law and related in any way to the Facilities or the Business Assets, whether arising or incurred before, at or after the Closing.

                “Environmental Permits” means any permit, approval, identification number, license and other authorization required under or issued pursuant to any applicable Environmental Law.

                “Escrow Agent” means LaSalle Bank National Association, a national banking association organized under the laws of the United States of America.

                “Escrow Agreement” means that certain Escrow Agreement to be entered into among the Sellers, Purchaser and the Escrow Agent in substantially the form attached hereto as Exhibit 1.01(f).

                “Escrow Amount” means the amount equal to (i) $2,250,000 minus (ii) 5% of the amount by which the Purchase Price is reduced pursuant to Section 2.02(b), to be deposited with the Escrow Agent at Closing and held and disbursed by the Escrow Agent pursuant to the terms and conditions of the Escrow Agreement.

                “Escrow Fund” means the Escrow Amount plus any amounts deposited with the Escrow Agent in accordance with Section 8.03(e)(ii), as such sum may be increased or decreased as provided in the Escrow Agreement.

                “Excluded Assets” means (i) all rights of the Sellers under this Agreement and any of the Ancillary Agreements; (ii) all claims, causes of action, rights or benefits of or to any insurance policies of the Bally Entities, regardless of whether such assignment, right, or benefit arises by statute, agreement, or operation of Law, including defense and indemnity benefits attributable to or arising from or under such policies, except for such claims, causes of action, rights or benefits of or to any insurance policies relating exclusively to the Facility located at 623 Broadway, New York, New York 10012, as specifically set forth on Exhibit 1.01(b); (iii) the assets of any Bally Plan (other than Shared Assets); (iv) each Seller’s corporate franchises, certificate of incorporation, certificate of formation, corporate seals, minute books and other corporate or Tax records; (v) the Assets constituting ownership interests in, or that are owned or leased by or used or held for use in the Excluded Business (other than Shared Assets); (vi) each Seller’s ownership interests in any Person other than the Interests; (vii) all claims, recoveries and judgments in favor of or for the benefit of any Bally Entity relating to any Retained Liabilities; (viii) all Retained Names and Marks; (ix) all personnel files, supervisor files, and medical files of the Business Owners related to Transferred Employees that are required to be retained pursuant to applicable Law; all cash (except petty cash on-hand at each Transferred Facility, cash equivalents, bank accounts or similar cash items of any Seller; (xi) the Assets identified in Exhibit 1.01(g); (xii) the Shared Assets identified in Exhibit 1.01(h), except to the extent of any rights therein provided in any Ancillary Agreement; (xiii) Shared Membership Contracts entered into by the applicable health club member at any Excluded Facility; (xiv) all Tax Assets either (A) relating to the Business Assets that are attributable to Pre-Closing Tax Period or (B) constituting refunds of Taxes apportioned to the Sellers under Section 7.03; and (xv) all rights with respect to any refunds or credits from any Person arising from the payment by any Bally Entity prior to the Closing Date of any operating expenses of the Business, including any common area maintenance charges and insurance premiums.

                “Excluded Business” means the business, operations and activities of the Bally Entities other than the Business.

                “Excluded Facility” means any fitness center that is operated as part of the Excluded Business.

                “Facility” means the corporate office of the Business and each fitness center identified as a “Facility” on Exhibit 1.01(i) and any ancillary operations used in connection therewith (other than the Excluded Business), including retail stores and juice bars.

                “Financed Membership Contracts” means Membership Contracts with respect to which the membership fees of the relevant Member or Members, as applicable, are paid pursuant to a consumer credit contract that provides for the payment of such fees in installments, and, in addition, monthly membership dues are paid, over the term of such Membership Contract to permit access to any Facility.

                “GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

                “Governmental Authority” means any federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

                “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

                “Holding Company” means either a limited liability company (other than any of the Sellers) that was formed prior to the date hereof and which holds any Business Assets or a limited liability company that is formed for purposes of Section 8.03, and which is in either case a direct or indirect, wholly-owned Subsidiary of one or more of the Sellers.

                “Illinois Facilities” means, on any determination date, Grand/Wabash, Lincoln Park, Marina City, North & Sheffield and Orleans (as such terms are defined in the Disclosure Schedule) except to the extent the transfer of any of such Facilities to any of Purchaser and its Affiliates on such date would result in the failure of any conditions to consummation of the Transactions set forth in Sections 8.01 and 8.02 to be fulfilled without a written waiver of such condition or conditions.

                “Income Tax Return” means any Tax Return relating to Income Taxes.

                “Income Taxes” means any income, franchise, net profits, excess profits or similar Taxes measured on the basis of net income.

                “Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

                “Indemnifying Party” means the Sellers pursuant to Section 9.02 and Purchaser pursuant to Section 9.03, as the case may be.

                “Intellectual Property” means any and all now known or hereafter known: (i) ownership rights associated with works of authorship throughout the world, including copyrights (including copyrights in computer software); (ii) trademark, service mark and trade name rights and similar rights, including by way of example and not limitation, domain name registrations; (iii) rights in any proprietary or confidential concepts, ideas, developments, innovations, inventions, algorithms, techniques, designs, processes, procedures, improvements, trade secrets, know how, show how, and other confidential and proprietary information (whether or not patented or patentable); (iv) all patents, registrations, applications, renewals, extensions, continuations, divisions or reissues hereof now or hereafter in force (including any rights in any of the foregoing); and (v) all other intellectual and industrial property rights throughout the world, whether arising by operation of law, contract, license, or otherwise.

                “Inventory” means all inventory, merchandise, supplies and other personal property maintained, held or stored by or for the Business at the Closing.

                “IRS” means the United States Internal Revenue Service.

                “Judgment” any judgment, writ, order, injunction, determination, award, consent decree or other decree of or by any court, judge, justice or magistrate, including any bankruptcy court or judge, and any order of or by a regulatory, judicial, administrative, or Governmental Authority.

                “Landlord” means any lessor of Leased Real Property.

                “Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

                “Leased Real Property” means the real property leased by any of the Business Owners and/or the Company as tenant and used primarily in the operation of the Business, together with, to the extent leased by any Business Owner or the Company, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property leased by such Business Owner or the Company attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

                “Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any Contract, arrangement, commitment or undertaking.

                “Licensed Intellectual Property” means all Intellectual Property set forth on Section 3.12(b) of the Disclosure Schedule.

                “Material Adverse Effect” means any circumstance, change in or effect on the Business that is materially adverse to the business, properties, prospects, results of operations or the financial condition of the Business, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a Material Adverse Effect: (a) events, circumstances, changes or effects that affect the health club or other industries in which the Business operates (including legal and regulatory changes), (b) general, regional or local economic or political conditions in the markets in which the Business operates or events, circumstances, changes or effects affecting the securities markets generally, (c) changes arising from the pendency or consummation of the Transactions or the announcement of the execution of this Agreement, including (i) any losses of employees or (ii) any delays or cancellations of orders for products or services, (d) any circumstance, change or effect that results from any action or omission taken pursuant to or in accordance with this Agreement or at request of Purchaser, (e) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war (whether or not declared), or the occurrence of any military or terrorist attack upon the United States, or any of their respective territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States and (f) events, circumstances, changes or effects that affect BTFHC and its Affiliates collectively and not the Business specifically.

                “Member” means any member of health clubs operating as part of the Business (including third parties for whom other individuals have purchased health club memberships) who is subject to a Membership Contract.

                “Membership Contract” means any Contract between any Business Owner, on the one hand, and any member of health clubs operating as part of the Business (including any other individual purchasing health club memberships for any third parties), on the other hand, providing for the use of any health clubs operating as part of the Business.

                “Non-Income Tax Certificate” means a certificate of a duly authorized officer of BTFC certifying as to the amount of the liability for Non-Income Taxes (other than sales Taxes) in the same month in which the Closing occurs in the year prior to the Closing.

                “Non-Income Taxes” means any Tax other than Income Tax and Real Property Tax.

                “Organizational Documents” means, with respect to a particular entity, the limited liability company agreement, limited partnership agreement, partnership agreement, certificate of formation, certificate of incorporation, bylaws or any other similar organizational document of such entity.

                “Paid-In-Full Membership Contracts” means Membership Contracts with respect to which the relevant Member’s or Members’, as applicable, initiation fees, membership fees and dues for a term of more than one month were paid in full on or near the beginning of the term of each such Membership Contract.

                “Pay-As-You-Go Membership Contracts” means Membership Contracts (i) with respect to which an initial payment of membership fees and first month dues for the relevant health club Member or Members, as applicable, is paid on or near the beginning of the term of such Membership Contract and thereafter such Member’s or Members’ dues are paid monthly and (ii) that are cancelable at any time after the first month upon 30 days’ prior written notice by such Member or Members.

                “Permitted Encumbrances” means (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, and, in the case of Real Property Taxes, for which the applicable Person has established restricted reserves, if any, required for a title company to insure over such encumbrance, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade Contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), and, in the case of Real Property Taxes, for which the Company has established restricted reserves, if any, required for a title company to insure over such encumbrance, (c) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities which do not materially interfere with the present use of any of the Facilities, (d) all easements or other Encumbrances and similar matters of record set forth in any state, local or municipal franchise of the Company which do not materially interfere with the present use of any of the Facilities, (e) matters which would be disclosed by an accurate survey or inspection of the Leased Real Property which do not materially impair the occupancy or current use of such Leased Real Property which they encumber, (f) Encumbrances arising from the Real Property Leases, and (g) all other Encumbrances that would not, individually or in the aggregate, have a Material Adverse Effect or materially interfere with the present use of any Facility.

                “Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

                “Post-Closing Tax Period” means any Tax Period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

                “Pre-Closing Tax Period” means any Tax Period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

                “Prospective Obligations” means in respect of each Material Contract obligations arising or accruing from or after the Closing or the Supplemental Closing, if any, as applicable.

                “Purchase Price Bank Account” means a bank account in the United States to be designated by the Sellers in a written notice to Purchaser at least five Business Days before the Closing.

                “Purchaser’s Accountants” means PricewaterhouseCoopers LLP, independent accountants of Purchaser.

                “Real Property Leases” means the leases for Leased Real Property described in Section 3.13(b) of the Disclosure Schedule.

                “Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

                “Representative” of a Person means such Person’s members, directors, controlling Persons, officers, employees, agents, partners and advisors (including attorneys, accountants, consultants, bankers, financial advisors and prospective sources of financing for the Transactions), as applicable.

                “Retained Liabilities” means: (i) any and all Liabilities (including Environmental Liabilities) of the Business Owners, whether arising before, on or after the Closing Date, to the extent resulting from or arising out of the past, present or future operation or conduct of the

Excluded Business or the past, present or future ownership or use of any of the Excluded Assets; (ii) any and all Liabilities (including Environmental Liabilities) of the Business Owners arising before the Closing Date, to the extent resulting from or arising out of the operation or conduct of the Business prior to the Closing Date or the ownership or use prior to the Closing Date of the Business Assets (including, for the avoidance of doubt, (A) the post-Closing continuation of any release that first commenced prior to the Closing Date, except to the extent that such Liabilities were the result of or exacerbated by the act or knowing omission of Purchaser or any of its Affiliates after the Closing Date, (B) all Liabilities arising from a Business Owner’s failure to comply with Laws related to the payment of overtime wages to any of its employees and (C) all Liabilities arising from any Action relating to the Business initiated prior to the Closing Date); (iii) with respect to any Deferred Facility, any and all Liabilities (including Environmental Liabilities) of the Business Owners arising on or after the Closing Date but before the Supplemental Closing Date to the extent arising out of the ownership or use prior to the Supplemental Closing Date of any particular Business Asset and (iv) all Liabilities allocated to, assumed by, retained by or agreed to be performed by any of the Sellers or (prior to the Closing) the Company pursuant to this Agreement or any of the Ancillary Agreements; provided, however, that “Retained Liabilities” shall not include any of the Assumed Liabilities nor any Liabilities arising from any failure to maintain any Certificates of Occupancy and Public Assembly Permits with respect to any Transferred Facility as set forth in Section 3.10 of the Disclosure Schedule.

                “Securities Act” means the Securities Act of 1933, as amended.

                “Sellers’ Knowledge” or similar terms used in this Agreement mean, for purposes of any particular representation or warranty that is qualified by Sellers’ Knowledge, the actual (but not constructive or imputed) knowledge of Paul Toback, William Fanelli and Ronald Siegel as of the date of this Agreement after reasonable inquiry by them of those members of management of the Sellers having primary responsibility for the matters that are the subject of such representation or warranty.

                “Shared Assets” means the assets set forth on Exhibit 1.01(h).

                “Shared Contracts” means Contracts with third parties which are directly related to both (i) the Business and (ii) the Excluded Business, all of which are set forth on Section 3.16(a) of the Disclosure Schedule.

                “Shared Membership Contracts” means Membership Contracts that are Shared Contracts.

                “Straddle Period” means any Tax Period that includes but does not end on the Closing Date.

                “Subsidiary” means, with respect to any Person, any and all corporations, partnerships, limited liability companies, joint ventures, associations and other entities controlled by such Person.

                “Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction, refund of Taxes or claim for refund of Taxes or any other credit or tax attribute which could reduce Taxes (including deductions and credits related to alternative minimum tax).

                “Taxes” means all taxes, assessments, charges, duties, fees, levies, imposts or other governmental charges, including all federal, state, local, municipal, county, foreign and other income, franchise, profits, capital gains, capital stock, capital structure, transfer, gross receipt, sales, use, transfer, service, occupation, ad valorem, property, excise, severance, windfall profits, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental (including taxes under Code Section 59A), alternative, minimum, add-on, value-added, withholding and other taxes, assessments, charges, duties, fees, levies, imposts or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), and all estimated taxes, deficiency assessments, additions to tax, additional amounts imposed by any governmental authority (domestic or foreign), penalties and interest.

                “Tax Period” means any period prescribed by any taxing or Governmental Authority for which a Tax Return is required to be filed or a Tax is required to be paid.

                “Tax Returns” means any report, return, election, document, estimated tax filing, declaration or other filing required to be supplied to any taxing authority or jurisdiction with respect to Taxes, including any amendments thereto.

                “Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements.

                “Transition Services Agreement” means the Transition Services Agreement among the Company and certain Bally Entities providing services thereunder, to be dated as of the Closing Date, attached hereto as Exhibit 1.01(j).

                SECTION 1.02. Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location

“Agreed Amounts”	2.02(b)
“Agreement”	Preamble
“Applicable Closing Date”	6.01
“Applicable Rate”	2.06(f)
“Bally 125 Plan”	6.02(d)
“Bally Plan”	6.02(a)
“BEST 401(k) Plan”	6.02(c)
“Breach”	5.01(c)
“BTFC”	Preamble
“Business”	Recitals
“Business Employee”	3.14(a)
“Closing”	2.03
“Company”	Preamble

Definition	Location

“Confidentiality Agreement”	5.03(a)
“Contest”	7.03(b)
“Continuation Coverage”	3.14(g)
“Deferred Facility”	8.03(a)
“Deferred Transfer Facilities”	8.03(f)
“Determination”	2.06(c)
“Direct Facility Transfer”	8.04(a)(iv)
“D&O Released Parties”	5.18(a)
“Employee Program”	3.14(a)
“ERISA”	3.14(a)
“Excluded Employees”	6.01
“Excluded Taxes”	9.08(a)
“Existing Stock”	5.05(b)
“Facilities”	Recitals
“Final Adjustment Amount”	2.06(d)
“Holding Company Transfer”	8.03(b)
“Indemnification Threshold”	9.04(b)(i)
“Initial Determination”	2.06(c)
“Insurance Policies”	2.06(a)(iii)
“Interests”	Recitals
“Loss”	9.02(a)
“Material Contracts”	3.16(a)
“Minor Loss”	9.04(b)(ii)
“Mirrored Shared Contracts”	5.08(a)
“Original Guarantors”	5.17
“Owner”	3.14(a)
“Parties”	Preamble
“Plans”	3.14(a)
“Preliminary Adjustment Payment”	2.06(b)
“Prospective Lease Obligations”	5.17
“Purchaser”	Preamble
“Purchase Price”	2.02(a)
“Purchaser Indemnified Party”	9.02
“Purchaser’s Retirement Plan”	6.02(c)
“Real Property Taxes”	2.06(a)(i)
“Real Property Tax Certificate”	2.04(e)
“Releasing Parties”	5.18(a)
“Retained Names and Marks”	5.05(a)
“Review Period”	2.06(d)
“Security Deposits”	2.04(h)
“Seller Indemnified Party”	9.03
“Seller Representative”	11.13(a)
“Sellers”	Preamble
“Sellers’ Broker”	3.20

Definition	Location

“Settlement Accountant”	2.06(d)
“Settlement Accountant’s Expenses”	2.06(e)
“Shared Contractual Liabilities”	5.08(c)
“Statement of Objections”	2.06(d)
“Supplemental Closing”	8.03(c)
“Supplemental Closing Date”	8.03(c)
“Tax Claim”	9.08(d)
“Termination Date”	5.04(b)
“Transfer Taxes”	5.09(a)
“Transferred Employee”	6.01
“Transferred Facilities”	2.02(d)

                SECTION 1.03. Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(f) references to a Person are also to its successors and permitted assigns; and

(g) the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

ARTICLE II

PURCHASE AND SALE

                SECTION 2.01. Purchase and Sale of the Interests. Upon the terms and subject to the conditions of this Agreement, at the Closing, each Seller shall sell to Purchaser 100% of its respective portion of the Interests, free and clear of all Encumbrances and Purchaser shall purchase 100% of the Interests in the aggregate, all upon the terms and subject to the conditions set forth in the Assignment and Amendment Agreement to be delivered at the Closing.

                SECTION 2.02. Purchase Price. (a) Subject to the adjustments set forth in Sections 2.02(b) and 2.06, the purchase price for the Interests shall be $45,000,000 (as adjusted, the “Purchase Price”).

                (b)     In the event that as of the Closing less than all of the Facilities shall have been transferred to the Company, the Purchase Price shall be reduced by an amount equal to the agreed amounts for the Deferred Facilities, utilizing the values set forth on Exhibit 2.02(b) (the “Agreed Amounts”). The Parties acknowledge and agree that the Agreed Amounts (i) have been determined solely for the purpose of convenient implementation of the Transactions and (ii) are not intended to reflect the actual fair market value of any of the Business Assets or Facilities.

                (c)     Immediately prior to the Closing, the Sellers shall cause the Company to pay the Sellers an aggregate amount equal to the Sellers’ good faith estimate of the excess (if any) of (i) the Cash of the Company as of the Closing over (ii) the aggregate Liability of the Company for unpaid Taxes as of the Closing (computed in accordance with the past custom and practice of the Business Owners in filing their Tax Returns). The Sellers may cause the Company to make any such payment to it in the form of a distribution.

                (d)     Prior to the Closing Date, Purchaser shall identify and engage a third-party valuation expert to assist Purchaser in determining the allocation of the Purchase Price (as adjusted pursuant to Section 2.02(b)) among the Assets of all Facilities directly or indirectly transferred to Purchaser at the Closing (the “Transferred Facilities”). The third-party valuation expert shall be directed to prepare such a Purchase Price allocation as promptly after the Closing Date as is commercially reasonable under the circumstances, focusing first on the tangible Assets located in California. Purchaser shall thereafter promptly prepare and deliver to the Sellers its allocation of the Purchase Price (as adjusted pursuant to Section 2.02(b)) among the Assets of the Transferred Facilities, with any Purchase Price not allocated to such Assets being allocated to goodwill. The Sellers shall agree to Purchaser’s Purchase Price allocation as delivered to the Sellers, provided Purchaser’s allocation is reasonable. The Purchase Price allocation may thereafter be amended by agreement of the Sellers and Purchaser to reflect any adjustments made pursuant to Section 2.06.

                SECTION 2.03. Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Interests contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Dechert LLP, 30 Rockefeller Plaza, New York, New York at 10:00 a.m. New York time on (a) the fifth Business Day following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Sections 8.01 and 8.02; provided that the Sellers shall have the right to postpone the Closing by up to an additional 5 Business Days if the Sellers shall have reasonably determined that such a postponement is necessary to accommodate additional transfers of Business Assets into the Company (or to one of Purchaser’s Affiliates pursuant to Section 8.04) prior to Closing, or (b) at such other place or at such other time or on such other date as the Sellers and Purchaser may mutually agree upon in writing.

                SECTION 2.04. Closing Deliveries by the Sellers. At the Closing, the Sellers shall deliver or cause to be delivered to Purchaser:

                (a)     executed counterparts of each Ancillary Agreement to which any of the Sellers or the Company is a party;

                (b)     a certificate duly executed by the Secretary or an Assistant Secretary of each Seller, dated as of the Closing Date, certifying (A) as to the incumbency of the persons executing this Agreement and the Ancillary Agreements on such Seller’s behalf, (B) that attached to such certificate is a true and complete copy of resolutions that have been duly and validly adopted by the board of directors (or managing member) of such Seller evidencing (i) the authorization of the execution and delivery of this Agreement and each Ancillary Agreement to which such Seller is a party and the consummation of the Transactions, and (ii) the matters set forth in Section 8.02(g), together with a statement to the effect that such resolutions are in full force and effect on the Closing Date, and (C) in the case of the certificate delivered by the Secretary or an Assistant Secretary of BTFC, that attached to such certificate is a copy of the Company’s Organizational Documents that are in effect on the Closing Date;

                (c)     a certificate of a duly authorized officer of BTFC certifying as to the matters set forth in Sections 8.02(a), 8.02(b) and 8.02(g), together with a copy of the consents that are the subject of Sections 8.01(g) and 8.02(g);

                (d)     a certificate of a duly authorized officer of BTFC certifying as to the non-foreign status of each of the Sellers pursuant to section 1.1445-2(b)(2) of the Regulations;

                (e)     a certificate of a duly authorized officer of BTFC certifying as to the Sellers’ good faith estimate (after reasonable inquiry) of the amount of the Real Property Taxes payable for the most current tax period prior to the Closing under each Real Property Lease and setting forth the basis for such estimate (the “Real Property Tax Certificate”);

                (f)     the Non-Income Tax Certificate;

                (g)     the resignations effective as of the Closing, of all of the directors and officers of the Company, except for such Persons as shall have been designated in writing prior to the Closing by Purchaser to the Sellers to remain in such positions immediately following the Closing;

                (h)     a certificate of the secretary of state of the state of formation of each Seller, dated as of a date reasonably proximate to the Closing Date, certifying as to the good standing of such Seller;

                (i)     an updated Exhibit 1.01(b) showing all of the Business Assets as of the Closing; and

                (j)     confirmation, including estoppel certificates from Landlords or other similar documents, that the deposits or cash or cash equivalents made with respect to any Transferred Facility as of the Closing Date as security under any Real Property Lease are in the possession or control of the applicable Landlords (“Security Deposits”).

                SECTION 2.05. Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver to:

                (a)     the Sellers, the Purchase Price (as adjusted pursuant to Sections 2.02(b) and 2.06(b)) less the Escrow Amount but without any other withholdings of any kind, by wire transfer in immediately available funds to the Purchase Price Bank Account;

                (b)     the Escrow Agent, an amount equal to the Escrow Amount, by wire transfer in immediately available funds to the account designated therefor in the Escrow Agreement;

                (c)     the Seller Representative, executed counterparts of each Ancillary Agreement to which Purchaser or any of its Affiliates is a party;

                (d)     the Seller Representative, a true and complete copy, certified by the Secretary or an Assistant Secretary of Purchaser, of the resolutions duly and validly adopted by the Board of Directors of Purchaser evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the Transactions; and

                (e)     the Seller Representative, a certificate of a duly authorized officer of Purchaser certifying as to the matters set forth in Sections 8.01(a) and (b).

                SECTION 2.06. Adjustments and Prorations. (a) The Purchase Price shall be subject to adjustment as specified in this Section 2.06:

                (i)     Real estate Taxes, assessments and other levies and charges based on the value of real property (whether incurred directly or by Contract) (collectively, “Real Property Taxes”) and all other Non-Income Taxes with respect to all Facilities directly or indirectly transferred to Purchaser at the Closing (“Transferred Facilities”) for the then current Tax Period, including any installment of Real Property Taxes or other Non-Income Taxes for the then current Tax Period not yet due and payable, shall be prorated at Closing using the calculations in Section 9.08(c)(i). If the Closing occurs prior to receipt of the tax bill(s) for Real Property Taxes for the Tax Period in which the Closing occurs, or for any prior Tax Period, Purchaser and the Sellers shall prorate the Real Property Taxes for such Tax Period or Periods based upon 105% of the amount set forth on the Real Property Tax Certificate. If the Closing occurs prior to receipt of the tax bill(s) for any other Non-Income Taxes (other than sales Taxes) for the Tax Period in which the Closing occurs, or for any prior Tax Period, then Purchaser and Sellers shall prorate such Non-Income Taxes based upon 100% of the amount set forth on the Non-Income Tax Certificate. Sales Taxes shall be prorated based upon the latest sales Tax Returns with respect to the Transferred Facilities that are filed by Sellers prior to the determination of the Final Adjustment Amount. There shall be no re-proration of such Real Property Taxes or other Non-Income Taxes upon the issuance of tax bills for the tax fiscal year in which the Closing occurs that are received after the determination of the Final Adjustment Amount. Neither the Sellers, on the one hand, nor Purchaser, on the other hand, shall have any further Liability to each other for such current Tax period Real

Property Taxes or other Non-Income Taxes after payment of the Final Adjustment Amount, except as set forth in Section 7.03.

                (ii)     The amount of rent and other charges payable under Real Property Leases for Transferred Facilities as of the Closing Date shall be prorated on the basis of the amount owed by the Company pursuant to the Real Property Leases applicable to the Transferred Facilities at such time, according to the ratio of (i) the number of days from the first date prior to the Closing upon which a rental payment was due under the applicable Real Property Lease through the day before the Closing Date, to (ii) the number of days from and including the Closing Date to the next succeeding date upon which a rental payment is due under the applicable Real Property Lease.

                (iii)     The amount of premiums payable under any insurance policies or binders of insurance (including general liability insurance, property insurance and workers’ compensation insurance) issued in favor of any of the Sellers and the Company as of the Closing Date (collectively, “Insurance Policies”) and covering any Transferred Facilities shall be prorated on the basis of the amount owed by the Company pursuant to such Insurance Policies at such time, according to the ratio of (i) the number of days from the first date prior to the Closing upon which a premium payment was due under the applicable Insurance Policy to the Closing Date, to (ii) the number of days from the Closing Date to the next succeeding date upon which an insurance payment is due under the applicable Insurance Policy, as adjusted in the event that the period between payments under such Insurance Policy does not match the period of coverage provided by such payment.

(iv) The Sellers shall receive credits equal to the amounts of:

                (A)     all deposits of cash or cash equivalents made with respect to any Transferred Facility as of the Closing Date as security under any Contract, utility, public service or other arrangement to the extent the same remains on deposit for the benefit of the Company;

                (B)     all prepaid expenses as of the Closing Date attributed to the businesses, activities and operations of the Business applicable to the Transferred Facilities, including such portion of prepaid expenses under Contracts (including amounts in escrow for Real Property Taxes and any other expenses under Real Property Leases), advertising expenses, trade association dues and trade subscriptions, and fees for permits, licenses, variances, authorizations, exemptions, orders, registrations and approvals of all Governmental Authorities that are required; and

                (C)     all funds expended by any Bally Entity to the extent not reimbursed by insurance proceeds prior to the Closing Date to repair fire damage at the Facility located at 623 Broadway, New York, New York 10012.

(v) Purchaser shall receive credits equal to:

                (A)     the amount of any refunds actually remitted by the Company following the Closing to the extent such refunds are (x) for membership fees and dues under Membership Contracts entered into prior to the Closing Date and (y) required by applicable Law to be given within three or seven Business Days, as the case may be, of execution of the applicable Membership Contract;

                (B)     the amount, if any, by which $275,000 exceeds the value of all Inventory of the Business as of the Closing Date (treating Deferred Facilities as part of the Business for this purpose), as set forth in the books and records of the Business Owners maintained and used in the operation of the Business;

                (C)     the amount, if any, by which the liability of the Business for Paid-In-Full Membership Contracts and prepaid Financed Membership Contracts as of the Closing Date (treating Deferred Facilities as part of the Business for this purpose), as determined in accordance with the methodologies set forth on Exhibit 2.06(a)(v)(C) and based on the books and records of the Business Owners maintained and used in the operation of the Business, exceeds $11,256,718; and

                (D)     the amount, if any, of cash operating expenses that are the sole responsibility of the Sellers, individually or collectively, which (x) relate to the Business, (y) are not paid within 90 days after Closing and (z) are paid by Purchaser.

                (b)     The Sellers shall prepare and deliver to Purchaser, within 3 Business Days prior to the Closing, a reasonably detailed schedule of tentative prorations and adjustments described in the preceding Section 2.06(a). Such estimated prorations and adjustments, if and to the extent known and agreed upon as of the Closing, shall be paid by Purchaser to the Sellers (if the prorations result in a net credit to the Sellers) or by the Sellers to Purchaser (if the prorations result in a net credit to Purchaser) by increasing or reducing the cash to be paid by Purchaser at the Closing (the “Preliminary Adjustment Payment”).

                (c)     Subject to the last sentence of Section 2.06(a)(i), after the Closing Date, the Sellers and Purchaser shall work together to determine the actual amount of the prorations and adjustments (the “Initial Determination”). In the event that the Sellers and Purchaser are unable to agree upon an Initial Determination, then Purchaser shall have 120 days after the Closing Date to deliver to the Sellers a written determination (the “Determination”) of the actual amount of the prorations and adjustments including the basis for such Determination set forth in reasonable detail, expressed in United States dollars.

                (d)     Upon receipt of the Determination, the Sellers shall have 30 days (the “Review Period”) to review such Determination and the related computation of such prorated and adjusted amounts. In connection with the Sellers’ review of the Determination, Purchaser shall give, and shall cause the Company to give, to the Sellers and their respective Representatives full access at all reasonable times on reasonable notice to the books, records and other materials of the Company and the personnel of, and work papers prepared by or for Purchaser, the Company or its accountants used, participating or involved in the calculation of the Determination. If the Sellers have accepted such Determination in writing or have not given written notice to Purchaser setting forth in reasonable detail any objection of the Sellers to such Determination (a “Statement of Objections”) prior to the expiration of the Review Period, then such Determination shall be final and binding upon the parties (the “Final Adjustment Amount”). In the event that the Sellers deliver a Statement of Objections during the Review Period, Purchaser and the Sellers shall use their commercially reasonable efforts to agree on the actual amount of the pro rations within 30 days following the receipt by Purchaser of the Statement of Objections. If the Parties are unable to reach an agreement as to such amounts within such 30 day period, then the matter shall be submitted to Deloitte & Touche LLP, or if Deloitte & Touche LLP is unwilling or unable to serve in such capacity, to such other accounting firm as shall be mutually agreed upon by the Parties (such accountant, the “Settlement Accountant”), who, acting as an expert and not as an arbitrator, shall resolve the matters still in dispute and adjust the Determination to reflect such resolution and establish the Final Adjustment Amount. The Settlement Accountant shall make such determination within 45 days following the submission of the matter to the Settlement Accountant for resolution, and such determination shall be final and binding upon Purchaser and the Sellers.

                (e)     In the event any dispute is submitted to the Settlement Accountant for resolution as provided in Section 2.06(d), the fees, charges and expenses of the Settlement Accountant (collectively, the “Settlement Accountant’s Expenses”) shall be borne by the Parties in the following manner:

                (i)     if the Settlement Accountant determines that the amount set forth in the Statement of Objections delivered by the Sellers is correct, then all of the Settlement Accountant’s Expenses shall be borne exclusively by Purchaser;

(ii) if the Settlement Accountant determines that the Determination delivered by Purchaser is correct, then all of the Settlement Accountant’s Expenses shall be borne exclusively the Sellers;

                (iii)     if the Settlement Accountant determines that the Final Adjustment Amount is an amount other than the Determination or the amount set forth in the Sellers’ Statement of Objections, the Settlement Accountant’s Expenses shall be allocated between Purchaser, on the one hand, and the Sellers, on the other hand, pro rata based on the proportion by which the amount determined by the Settlement Accountant differs from the Determination, on the one hand, and the amount set forth in the Sellers’ Statement of Objections, on the other hand.

                (f)     In the event that the Final Adjustment Amount results in a credit to the Sellers, after taking into account the Preliminary Adjustment Payment, Purchaser shall pay to the Sellers, an amount equal to such credit, together with interest thereon for the period from (and including) the Closing Date to (but excluding) the date of payment, at the prime rate as quoted in the Money Rates Section of The Wall Street Journal (the “Applicable Rate”), as determined and fixed on the first day of such period and adjusted to reflect the Applicable Rate on the first day of each successive fiscal quarter during the remainder of such period, by wire transfer of immediately available funds to the Purchase Price Bank Account within five Business Days following the determination of the final amounts pursuant to Section 2.06(d).

                (g)     In the event that the Final Adjustment Amount results in a credit to Purchaser, after taking into account the Preliminary Adjustment Payment, the Sellers shall pay to Purchaser, an amount equal to such credit, together with interest thereon for the period from (and including) the Closing Date to (but excluding) the date of payment, at the Applicable Rate, as determined and fixed on the first day of such period and adjusted to reflect the Applicable Rate on the first day of each successive fiscal quarter during the remainder of such period, by wire transfer of immediately available funds to an account designated by Purchaser within five Business Days following the determination of the final amounts pursuant to Section 2.06(d). In the event that the Sellers do not make such payment to Purchaser within such period, in addition to any other rights and remedies Purchaser may have with respect to such non-payment, Purchaser may at its option cause the amount of such payment to be paid to Purchaser from the Escrow Account in accordance with the terms of the Escrow Agreement.

                (h)     If an amount due under Section 2.06(f) or (g) is paid later than five Business Days following the determination of the final amounts pursuant to 2.06(d), then, for the period from (and including) such fifth Business Day following the determination of the final amounts to (but excluding) the date of payment, interest at a rate equal to 5% greater than the Applicable Rate, as determined and fixed on the first day of the such period and adjusted to reflect the Applicable Rate on the first day of each successive fiscal quarter during the remainder of such period, shall be added to such amount.

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF THE SELLERS

                Each Seller, jointly and severally with the other Sellers, hereby represents and warrants to Purchaser as follows:

                SECTION 3.01. Organization, Authority and Qualification of the Sellers. Such Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and has all necessary power and authority to enter into this Agreement and the Ancillary Agreements, to carry out its obligations hereunder and thereunder and to consummate the Transactions. Such Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not (a) materially and adversely affect the ability of such Seller to carry out its obligations under this Agreement and to consummate the Transactions, or (b) otherwise be reasonably expected to have a Material Adverse Effect. Such Seller is a direct or indirect wholly-owned subsidiary of BTFHC. The execution and delivery of this Agreement and the Ancillary Agreements by such Seller, the performance by such Seller of its obligations hereunder and thereunder and the consummation by such Seller of the Transactions have been duly authorized by all requisite action on the part of such Seller and its equity holders. This Agreement has been, and upon their execution the Ancillary Agreements to which such Seller is a party shall have been, duly executed and delivered by such Seller, and (assuming due authorization, execution and delivery by Purchaser) this Agreement constitutes, and upon their execution the Ancillary Agreements to which such

Seller is a party shall constitute, legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms.

                SECTION 3.02. Organization, Authority and Qualification of the Company. The Sellers formed the Company on June 15, 2005 solely for the purposes of the Transactions, and it has no business, assets, Liabilities or operations except as contemplated by this Agreement, the Ancillary Agreements and the Transactions. The Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all necessary power and authority to own, operate or lease the Assets now owned, operated or leased by it. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which it is required to be so licensed or qualified, except to the extent that the failure to be so licensed, qualified or in good standing would not (a) materially and adversely affect the ability of the Sellers to carry out their respective obligations under this Agreement and the Ancillary Agreements and to consummate the Transactions or (b) otherwise have a Material Adverse Effect. True and correct copies of the Company’s Organizational Documents have been delivered by the Sellers to Purchaser.

                SECTION 3.03. Capitalization; Ownership of Interests. The Company’s authorized equity capitalization consists solely of common limited liability company interests (“Membership Interests”). As of the Closing, the only Membership Interests issued and outstanding, reserved for issuance or committed to be issued will be the Interests, all of which will be validly issued, fully paid and nonassessable and will not have been issued in violation of any preemptive rights. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the Interests or obligating any of the Sellers or the Company to issue or sell any Membership Interests, or any other interest in, the Company. The Interests constitute all the issued and outstanding equity interests of the Company and are owned of record and beneficially by the Sellers free and clear of all Encumbrances.

                SECTION 3.04. Subsidiaries. The Company has no Subsidiaries and does not own, of record or beneficially, any direct or indirect equity or other interest, or any right (contingent or otherwise) to acquire the same, in any Person. The Company is not a partner or member of (nor is any part of the Company’s business conducted through) any partnership or limited liability company, nor is the Company a participant in any joint venture or similar arrangement.

                SECTION 3.05. No Conflict. Assuming that all consents, approvals, authorizations and other actions described in Section 3.06 have been obtained, all filings and notifications listed in Section 3.06 of the Disclosure Schedule have been made and any applicable waiting period has expired or been terminated, and except as may result from any facts or circumstances relating solely to Purchaser, the execution, delivery and performance of this Agreement and the Ancillary Agreements by such Seller and the Company do not and will not (a) violate, conflict with or result in the breach of the Organizational Documents of such Seller or the Company, (b) conflict with or violate any Law or Governmental Order applicable to such Seller or the Company or (c) except as set forth in Section 3.05(c) of the Disclosure Schedule, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any note, bond, mortgage or indenture, Contract, lease, sublease, license, permit, franchise or other instrument or arrangement to which such Seller or the Company is a party or by which its assets or properties are bound, except, in the case of clauses (b) and (c), as would not (i) materially and adversely affect the ability of the Sellers to carry out their respective obligations under this Agreement and the Ancillary Agreements and to consummate the Transactions or (ii) otherwise have a Material Adverse Effect.

                SECTION 3.06. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and each Ancillary Agreement by such Seller and the Company do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (a) as described in Section 3.06 of the Disclosure Schedule, (b) the requirements of the antitrust laws of any relevant jurisdiction, (c) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Sellers of the Transactions and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or (d) as may be necessary as a result of any facts or circumstances relating solely to Purchaser or any of its Affiliates.

                SECTION 3.07. Sufficiency of Assets. (a) Each Seller (exclusively with respect to the Business Assets) and the Company owns and has good title to all material tangible personal property reflected on its books as owned by it, free and clear of all Encumbrances, except Permitted Encumbrances. The material tangible personal property of the Business Owners (exclusively with respect to the Business Assets) and the Company, taken as a whole, is in good operating condition and repair, ordinary wear and tear excepted.

                (b)     Assuming that all of the consents set forth in Section 3.05(c) of the Disclosure Schedule are obtained with respect to a Facility and that such Facility is transferred to the Company at the Closing or the Supplemental Closing, as applicable, except (i) for Shared Contracts related to such Facility other than Mirrored Shared Contracts related to such Facility, (ii) for Shared Membership Contracts related to such Facility, (iii) for services to be provided with respect to such Facility under the Transition Services Agreement, (iv) for the Retained Names and Marks; provided that certain limited rights to the Retained Names and Marks are granted to Purchaser under Section 5.05; and (v) as set forth in Section 3.07 of the Disclosure Schedule with respect to such Facility, the Assets held by the Company, together with all other Assets the benefit of which is to be provided to Purchaser or the Company pursuant to the Ancillary Agreements with respect to such Facility, immediately after such Closing or Supplemental Closing, as applicable, will constitute all of the Assets required to operate such Facility substantially in the manner conducted on the date hereof, and the Company will have good and valid title to all of such Assets, free and clear of all Encumbrances, except Permitted Encumbrances.

                SECTION 3.08. Conduct in the Ordinary Course. Since June 30, 2005, except as set forth in Section 3.08 of the Disclosure Schedule:

                (a)     the Business has been conducted in the ordinary course and there has not occurred any event, circumstance or fact that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

                (b)     no Business Owner has received any notice or threat of (i) any material adverse change in its relations with or loss without replacement of any supplier of supplies, merchandise and other goods for the Business accounting for 5% or more of the supplies used in the Business during the twelve-month period ended June 30, 2005, (ii) any termination of any Material Contract, which termination would have, or reasonably be expected to have, a material impact on the Business, or (iii) any material adverse change in its relations with its clients, customers or employees (in each case, taken as a whole exclusively with respect to the Business); and

                (c)     none of the Business Owners has taken (or agreed to take, except as contemplated by this Agreement and the Ancillary Agreements) any action that, if taken after the date hereof, would constitute a violation of Section 5.01(a)(iv)-(vii), (xvi) or (xvii).

                SECTION 3.09. Litigation. Except as set forth in Section 3.09 of the Disclosure Schedule, (a) no Business Owner is engaged in or a party to or, to the Sellers’ Knowledge, threatened with any action, suit, proceeding, complaint, charge, investigation or arbitration or other method of settling disputes or disagreements related to the Business; (b) no Bally Entity is engaged in or a party to or, to the Sellers’ Knowledge, threatened with any Action, charge, investigation or arbitration or other formal method of settling disputes, in each case as related to a Bally Entity’s failure to fulfill its obligations to its Members in the aggregate with respect to the Business or the Facilities; (c) no Business Owner has received written notice of any investigation with respect to the Business or the Facilities threatened or contemplated by any Governmental Authority; (d) since December 31, 2001, no Business Owner has become subject to any Judgment which restricts operation of the Business as it is currently conducted or restricts the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the Transactions; (e) there is no Action, charge, investigation or arbitration or other method of settling disputes by or before any Governmental Authority which questions the validity of this Agreement or any action taken or to be taken by a Business Owner in connection with the Transactions; and (f) there are no unpaid monetary Judgments relating to the Business that have been entered subsequent to December 31, 2001.

                SECTION 3.10. Compliance with Laws. Except as set forth in Section 3.10 of the Disclosure Schedule and as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, the Business has been conducted in accordance with all Laws applicable to the Business or the Business Owners. Except as set forth in Section 3.10 of the Disclosure Schedule, the Business has at all times maintained and been in compliance with all material permits, approvals, identification numbers, licenses, and other material authorizations required by all Laws applicable to the Business or the Business Owners (exclusively with respect to the Business).

                SECTION 3.11. Environmental Matters. (a) Except as set forth in Section 3.11 of the Disclosure Schedule, (i) the Business Owners (exclusively with respect to the Business Assets) and the Business Assets are in compliance in all material respects with all applicable

Environmental Laws and have obtained and are in compliance with all Environmental Permits, (ii) there are no written claims pursuant to any Environmental Law pending or, to the Sellers’ Knowledge, threatened, against the Business Owners (exclusively with respect to the Business Assets), and (iii) there is no Environmental Liability relating to the Business Assets or their operation and there is no basis for any Environmental Liability, and (iv) the Sellers have provided Purchaser with copies of any and all environmental assessment or audit reports or other similar studies or analyses in the possession, custody or control of any Bally Entity or the Company, that relate to the Business Assets.

                (b)     Purchaser acknowledges that, except with respect to Section 3.06, (i) the representations and warranties contained in this Section 3.11 are the only representations and warranties being made with respect to compliance with or Liability under Environmental Laws or with respect to any environmental, health or safety matter, including natural resources, related in any way to the Business, including the Business Assets, or to this Agreement or its subject matter and (ii) no other representation contained in this Agreement shall apply to any such matters and no other representation or warranty, express or implied, is being made with respect thereto.

                SECTION 3.12. Intellectual Property. (a) Section 3.12(a) of the Disclosure Schedule sets forth a true and complete list of all patents and patent applications, registered trademarks, trademark applications, domain name registrations, and material unregistered trademarks and registered copyrights, copyright applications and material unregistered copyrights owned by any Business Owner (exclusively with respect to the Business) and used exclusively in the conduct of the Business as of the date hereof and setting forth as to each such item, the date of application, registration or issuance and the jurisdiction in which such item is registered, issued or pending.

                (b)      Section 3.12(b) of the Disclosure Schedule sets forth a true and complete list of all Intellectual Property used in the Business pursuant to a written license, written consent, written permission or similar written agreement, but excluding COTS Licenses.

                (c)      Except as set forth in Section 3.12(c) of the Disclosure Schedule:

                (i)      the Company owns or has the right to use the material Intellectual Property used in the Business free and clear of all liens, claims and encumbrances (other than Permitted Encumbrances) including claims of joint owners, joint inventors or joint authors;

                (ii)      none of the Company, the Sellers or, to the Sellers’ Knowledge, any other party, is in breach of or, to the Sellers’ Knowledge, in default under any agreement or understanding pertaining to the Licensed Intellectual Property or any other material agreement by which the Company uses the Intellectual Property of any third party in the Business, and, to the Sellers’ Knowledge, each such license or agreement is now and following the Closing shall be valid and in full force and effect;

                (iii)      to the Sellers’ Knowledge, the operation of the Business, including the design, development, use, import, manufacture and sale of the products, technology or services of the Company, does not, infringe, dilute, misappropriate or otherwise violate the Intellectual Property of any third party, and no claim has been made, notice given, or dispute arisen to that effect;

                (iv)      the Company has no pending claim(s) that any third party has infringed, misappropriated or otherwise violated any of the Company Intellectual Property, and to the Sellers’ Knowledge, there is no basis for any such claim; and

                (v)      to the Sellers’ Knowledge, none of the Company or any employee, director, officer, contractor or agent of the Company has (1) misappropriated, materially misused, or improperly disclosed the material trade secrets or confidential or proprietary information of any person, or (2) disclosed any material trade secret or confidential or proprietary information of the Company except to the extent such disclosure was necessary to the operation of the Business and made pursuant to an appropriate confidentiality agreement binding upon the recipient of such trade secrets or confidential information of the Company.

                SECTION 3.13. Real Property. (a) There is no real property used in the conduct of the Business, as currently conducted, in which any of the Business Owners has any fee title (or equivalent) interest.

                (b)     Section 3.13(b)(i) of the Disclosure Schedule lists the street address of each parcel of Leased Real Property and the identity of the Landlord, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property. Except as described in Section 3.13(b)(ii) of the Disclosure Schedule, (i) the Sellers have delivered to Purchaser true and complete copies of the leases and amendments, Collateral Lease Documents, subordination, non-disturbance and attornment agreements and landlord subordination agreements in effect on the date hereof relating to the Leased Real Property and (ii) there has not been any sublease or assignment entered into by any Business Owner in respect of the leases relating to the Leased Real Property.

                (c)     Except as set forth in Section 3.13(c) of the Disclosure Schedule:

(i) each of the Real Property Leases is in full force and effect, and has not been amended, modified, or supplemented;

(ii) the Real Property Leases constitute all material written and oral agreements of any kind for the leasing, rental, use or occupancy of the Real Property;

(iii) no Business Owner has received written notice from a third party that such third party intends to cancel or terminate a Real Property Lease;

(iv) there are no refunds, additional payments, accommodations, consideration or unpaid tenant improvement costs due from the Company under any Real Property Leases;

                (v)     no Bally Entity or the Company has received written notice of any material default or breach on the part of the Company or any Bally Entity of any of the leases for Leased Real Property, nor, to the Sellers’ Knowledge, is there any event which with either notice or the passage of time could become an event of default or breach, except for notices relating to matters that have been resolved or settled with the party delivering such notice or which relate to defaults or breaches that have been cured or waived and the economic effect is fully affected in the financial statements previously provided to Purchaser;

(vi) to the Sellers’ Knowledge, no lessor or owner of any Leased Real Property is insolvent or has declared bankruptcy;

(vii) to the Sellers’ Knowledge, there are no condemnation or eminent domain proceedings pending against any Leased Real Property;

(viii) no Business Owner has received written notice of any increase in Taxes pending with respect to any parcel of Leased Real Property; and

                (ix)     except as set forth on Section 3.13(c)(ix) of the Disclosure Schedule or in any Real Property Lease, no Landlord or third party has an option, right of first refusal or other right to purchase any Leased Real Property (excluding, in each case, any security interests) from any Bally Entity or the Company.

                (d)     Section 3.13(d) of the Disclosure Schedule sets forth an individual list of all of the Security Deposits.

                SECTION 3.14. Employee Benefit Matters. (a) Section 3.14(a) of the Disclosure Schedule lists all Employee Programs (as hereinafter defined) which are maintained, contributed to or sponsored by any Owner for the benefit of any Business Employee (as hereinafter defined) (collectively, the “Plans”). For purposes of this Agreement, the term “Employee Program” shall mean (1) any “employee benefit plan”, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not it is subject to ERISA, or (2) any other employee benefit plan, arrangement, program, policy or practice which is (i) an arrangement providing for insurance coverage (including split-dollar life, health, disability or retirement insurance), (ii) an incentive pay, incentive bonus or deferred bonus arrangement, (iii) a stock purchase, stock award, stock appreciation right or stock option arrangement, (iv) a cafeteria plan under Code Section 125, (v) a death benefit or survivor income arrangement, (vi) an arrangement providing termination allowance, salary continuation, severance pay, retention compensation or similar benefits, (vii) a change in control arrangement or similar arrangement, (viii) an equity compensation or profit-sharing plan, (ix) a deferred compensation plan, (x) an employee relocation, tuition reimbursement, psychiatric or other counseling, employee assistance, dependent care assistance or legal assistance plan or arrangement or (xi) a fringe benefit arrangement (cash or noncash). In addition, for purposes of this Agreement, the term “Business Employee” shall mean any current or former employee, officer, director of any Owner who devotes or, while an employee, officer, director of any Owner, devoted all or substantially all of his or her business time and energies to the Business. Further, for purposes of this Agreement, the term “Owner” shall mean the Company, any Holding Company, any Business Owner or any Bally Entity.

                (b)     The Sellers have made available to Purchaser, with respect to each Plan, accurate and complete copies of (i) all written documents comprising such Plan, (ii) the three most recent annual returns in the Federal Form 5500 series (including all schedules thereto) filed with respect to such Plan, (iii) the most recent audited financial statements and actuarial reports, if any, pertaining to such Plan, (iv) the summary plan description currently in effect and all material modifications thereto, if any, for such Plan, (v) any employee handbook which includes a description of such Plan and (vi) the most recent IRS determination letter, opinion letter or notification letter, if any, covering such Plan.

                (c)     Each Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, except where the failure to so comply individually or in the aggregate, may be corrected through a voluntary compliance program or would not result in a material liability to any Business Owner or Holding Company. Except as set forth in Section 3.14(c) of the Disclosure Schedule, each Owner has satisfied all material requirements and performed all material obligations required to be satisfied or performed by it, is not in any material respect in default under or in material violation of any of its requirements or obligations, and the Sellers have no Knowledge of any material default or violation of any requirement or obligation by any party, with respect to any Plan. No Action is pending or, to the Sellers’ Knowledge, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the Sellers’ Knowledge, no fact or event exists that could give rise to any such Action.

                (d)     The Company and any Holding Company have no unsatisfied material liability, or any unpaid material fine, penalty or tax, with respect to any Plan or any other Employee Program, and, to Sellers’ Knowledge, no fact or event exists that could give rise to any such material liability, fine, penalty or tax. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code), or any breach of any duty under ERISA, any other applicable Law or any agreement, with respect to any Plan which could subject the Company or any Holding Company to material liability either directly or indirectly (including through any obligation of indemnification or contribution) for any damages, penalties, taxes or any other loss or expense. To the Sellers’ Knowledge based on currently available guidance, no Plan or trust available thereunder has failed to meet, or has not been operated in compliance with the requirement of Code Section 409A(a) in a manner which could subject the Company or any Holding Company to any material Liability. Each Owner has made full and timely payment of all contributions required to be made by it to each Plan by the terms of such plan or under the applicable Laws, except that all contributions which are so required to be made by the Company or any Holding Company to each Plan for any period ending prior to the Closing, but which are not due by the date of the Closing, shall be properly reserved or accrued in the appropriate financial statements.

                (e)     No Employee Program which has ever been maintained, administered or contributed to by any Owner, and which has ever covered any Business Employee, is or ever was (1) a “multiemployer plan”, as defined in Section 3(37) of ERISA, a “multiple employer plan”, as described in Section 413(c) of the Code or a “multiple employer welfare arrangement”, as defined in Section 3(40) of ERISA, (2) subject to the funding requirements of Section 302 of ERISA or Section 412 of the Code, (3) subject to Title IV of ERISA, (4) a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, or (5) maintained outside of the United States.

                (f)     Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination or opinion letter from the IRS that the Plan is so qualified, and no fact or event has occurred since the date of such determination or opinion letter to adversely affect the qualified status of any such Plan.

                (g)     All health and medical benefit coverage, and all death benefit coverage, under each Plan is provided solely through insurance. No Plan provides health or medical coverage, life insurance coverage, or coverage for any other welfare benefit to any former employee, officer, director or independent contractor of the Business, except for continuation coverage required by Section 4980B of the Code, Sections 601 to 608 of ERISA or any applicable state or local law (“Continuation Coverage”). Any Continuation Coverage provided under any Plan is paid for solely by the individual receiving such coverage.

                (h)     No Business Employee shall accrue or receive additional benefits, additional credit for service, accelerated vesting or accelerated rights to payment of any benefit under any Plan, or become entitled to any severance, termination allowance or similar payments, or to the forgiveness of any indebtedness, as a result of the execution and delivery of this Agreement or the Transactions. Such execution and delivery, or the occurrence of such transactions, shall not result in any increase in the contributions required to be made to any Plan. No payment made or contemplated under any Plan, or by any Owner, would constitute either an “excess parachute payment” within the meaning of Section 280G of the Code.

                (i)     Except for the adoption of a plan amendment which is needed to bring the plan documents into conformity with statutory changes, no Owner is under any obligation to modify any Plan, or to establish any new Employee Program which will cover any Business Employee. An Owner has expressly reserved to itself the right to amend, modify or terminate each Plan, at any time without liability or penalty to itself (other than routine expenses). No Plan requires any Owner to continue to employ any employee, or to continue the services of any officer, director or independent contractor.

                (j)     No ERISA Affiliate (as hereinafter defined) has incurred, or is reasonably likely to incur, any material liability, fine, penalty or tax with respect to any Employee Program for which the Company or any Holding Company could be liable. For purposes of this Agreement, the term “ERISA Affiliate” shall mean any entity which has ever been considered a single employer with an Owner (other than another Owner) under Section 4001(b) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

                SECTION 3.15. Taxes. Except as set forth in Section 3.15 of the Disclosure Schedule, (a) all material Tax Returns required to have been filed by or with respect to the Company, the Business or the Business Assets have been timely filed (taking into account any extension of time to file obtained or automatically granted); (b) the Company has not requested any extension of time within which to file any such Tax Returns; (c) all Taxes shown to be payable on such Tax Returns have been paid or will be timely paid; (d) no deficiency for any amount of Tax has been asserted or assessed by a Governmental Authority in writing against the Company or a Business Owner (exclusively with respect to the Business or the Business Assets) that has not been satisfied by payment, settled or withdrawn; (e) there are no pending or, to the Sellers’ Knowledge, threatened audits, suits, proceedings, actions or claims for or relating to any Liability in respect of Taxes of the Company or any Business Owner (exclusively with respect to the Business or the Business Assets), and neither the Company nor any Business Owner has been notified in writing that any taxing or other Governmental Authority intends to audit a Tax Return of the Company or a Business Owner (exclusively with respect to the Business or the Business Assets) for any other period; (f) there are no Tax liens on any Assets of the Company or the Business Assets (other than Permitted Encumbrances); and (g) the Company has been taxed as a partnership for U.S. federal Income Tax purposes since its formation. The Company has complied with all Laws relating to the collection and withholding of Taxes (including sales Taxes and employee-related Taxes).

                SECTION 3.16. Material Contracts. (a) Section 3.16(a) of the Disclosure Schedule lists each of the following written Contracts exclusively pertaining to the Business, except in the case of Contracts set forth in response to Section 3.16(a)(iv), which do not pertain exclusively to the Business (such Contracts, collectively with the Real Property Leases, “Written Material Contracts”):

                (i)     all management Contracts and Contracts with independent contractors or consultants (or similar arrangements) that are not cancelable without penalty or further payment and without more than 30 days’ notice and which involve total annual payments in excess of $25,000;

(ii) all Contracts relating to indebtedness for borrowed money or the granting of liens;

(iii) all Contracts involving total annual payments in excess of $25,000;

(iv) all Shared Contracts (other than Shared Membership Contracts);

(v) all Contracts between or among the Company, on the one hand, and any Bally Entity, on the other hand;

(vi) all employment Contracts (other than oral at-will arrangements);

(vii) all Contracts not made in the ordinary course of business involving an estimated total future payment or payments in excess of $30,000 unless terminable upon no more than 30 days’ notice;

                (viii)     all Contracts for the sale of any of Business Assets (other than Inventory sales in the ordinary course of business), or the grant of any preferential rights to purchase or lease any Business Assets, each for Business Assets valued in excess of $30,000;

                (ix)     all guaranties, direct or indirect, by a Business Owner of any obligation of any Person for borrowings or lease obligations, excluding endorsements made for collection in the ordinary course of business;

(x) all Contracts that provide, whether under a plan or otherwise, for bonuses, pensions, options, stock purchases, deferred compensation, retirement payments, profit sharing, or the like;

(xi) all Contracts that provide for the purchase of all or substantially all of the Company’s requirements of a particular product from a particular supplier;

(xii) all Contracts that deal with any bonding or surety agencies or relates to bonding capacity;

(xiii) all licenses or similar agreements regarding material Intellectual Property, whether as licensee or licensor, other than COTS Licenses;

(xiv) all franchise Contracts, whether as franchisee or franchisor;

(xv) all Contracts imposing non-competition obligations on the Company or any Business Owner;

(xvi) all Contracts to acquire all or substantially all of the assets or stock of another company, whether by merger, consolidation, sale or other transfer;

(xvii) all Contracts (other than Real Property Leases) entered into by any Business Owner since December 31, 2001 which materially restrict operation of the Business as it is currently conducted; and

(xviii) all purchase orders issued by the Company or any Business Owner which cannot be terminated without penalty for a period of six months or greater.

                (b)     To the Sellers’ Knowledge, Section 3.16(b) of the Disclosure Schedule lists each oral Contract which, if in writing, would constitute a Written Material Contract (such Contracts, collectively with the Written Material Contracts, “Material Contracts”).

                (c)     Except as set forth in Section 3.16(c) of the Disclosure Schedule, each Material Contract (i) is valid and binding on the applicable Business Owner or Bally Entity and, to the Sellers’ Knowledge, the counterparties thereto, and is in full force and effect and (ii) upon consummation of the Transactions, except to the extent that any consents set forth in Section 3.05(c) of the Disclosure Schedule are not obtained, shall continue in full force and effect without penalty or other adverse consequence. Except as set forth in Section 3.16(c) of the

Disclosure Schedule, none of the Business Owners or a Bally Entity is in material breach of, or material default under, any Material Contract to which it is a party.

                (d)     Section 3.16(d) of the Disclosure Schedule sets forth a list, that is complete and accurate in all material respects as of July 31, 2005, showing the approximate number of Members who are, as of the date hereof, subject to (i) Shared Membership Contracts and (ii) (A) Paid-In-Full Membership Contracts, (B) Financed Membership Contracts and (C) Pay-As-You-Go Membership Contracts.

                SECTION 3.17. Members. (a) Section 3.17(a) of the Disclosure Schedule sets forth a list, that is complete and accurate in all material respects as of July 31, 2005, showing each Member whose membership arises from a Paid-In-Full Membership Contract with a Business Owner as of the date hereof, including such Member’s Facility location, membership number, type of membership contract, renewal date, rights to renew, renewal price and terms of payment (but not such Member’s name).

                (b)     Section 3.17(b) of the Disclosure Schedule sets forth a list, that is complete and accurate in all material respects as of July 31, 2005, showing each Member whose membership arises from a Financed Membership Contract with a Business Owner as of the date hereof, including such Member’s Facility location, membership number, type of membership contract, renewal date, rights to renew, renewal price and terms of payment (but not such Member’s name).

                (c)     Section 3.17(c) of the Disclosure Schedule sets forth a list, that is complete and accurate in all material respects as of July 31, 2005, showing each Member whose membership arises from a Pay-As-You-Go Membership Contract with a Business Owner as of the date hereof, including such Member’s Facility location, membership number, type of membership contract, renewal date, rights to renew, renewal price and terms of payment (but not such Member’s name).

                (d)     Simultaneously with the execution hereof, the Sellers are delivering to Dechert LLP (i) lists that are identical to Sections 3.17(a), 3.17(b) and 3.17(c) of the Disclosure Schedule, except that each also contains each listed Member’s name, and (ii) copies of all confidentiality agreements to which any Bally Entity is a party concerning the sale of the Business, except to the extent the terms of any such confidentiality agreement prohibit such delivery. In accordance with the Dechert NDA, (i) none of the materials provided to Dechert LLP pursuant to the preceding sentence (or any information contained or reflected therein) will be disclosed to Purchaser, any of its Affiliates or any other Person unless and until the Closing (or Supplemental Closing solely with respect to the names of Members of any Deferred Facilities) shall have occurred, and (ii) such materials (and any copies thereof) will be promptly returned to the Seller Representative in the event of termination of this Agreement.

                (e)     Except as set forth in Section 3.17(e) of the Disclosure Schedule, the Membership Contracts are valid and binding on the Members in all material respects, except for any failures to be so valid or binding that are, individually or in the aggregate, de minimis with respect to the Business taken as a whole. Each Membership Contract entered into by any

Business Owners after July 1, 2003 is substantially in the form of one of the Membership Contracts previously provided to Purchaser.

                (f)     Section 3.17(f) of the Disclosure Schedule sets forth a list of the minimum pricing of each type of Membership Contract on a market-by-market basis as of the date hereof.

                SECTION 3.18. Employees. (a) Section 3.18(a)(i) of the Disclosure Schedule sets forth a list of the current employees of the Business, including such employees’ names, employee numbers and the salaries or hourly rates paid to such employees. Except as set forth in Section 3.18(a)(ii) of the Disclosure Schedule, each employee of the Business is a citizen of, or is authorized to work in, the United States of America.

                (b)     The consummation of the Transactions do not require any notifications under the WARN Act.

                (c)     No Business Owner is a party to any contract regarding collective bargaining or other contract with any labor union or association representing any current employee of the Business, nor does any labor union or collective bargaining agent represent any Business Employee. No Business Owner or Bally Entity has received notice of any dispute with any Business Employees (relating to collective bargaining or formation of a labor union) or any union, employee representatives or other organization formed for a similar purpose and no such dispute is existing, pending or, to the Sellers’ Knowledge, threatened.

                (d)     Except as set forth in Section 3.18(d) of the Disclosure Schedule, there are no pending or, to the Sellers’ Knowledge, threatened inquiries or investigations involving or relating to any Business Employees by the Equal Opportunities Commission or similar authorities.

                (e)     There is no pending or, to the Sellers’ Knowledge, threatened material litigation or material dispute involving or relating to any Business Employees other than routine claims for benefits in the ordinary course of the Company’s business.

                (f)     Each Business Owner (exclusively with respect to the Business) has at all relevant times complied with all of its material obligations under statute and otherwise concerning the health and safety at work of the Business Employees, and there are no material claims pending or, to the Sellers’ Knowledge, threatened by any Person in respect of any accident or injury relating to the Business which are not fully covered by insurance (excluding any applicable deductibles).

                (g)     Except as set forth in Section 3.18(g) of the Disclosure Schedule, each Business Owner has at all relevant times complied with all of its material obligations under all Laws related to the Business Employees, including Laws related to the payment of overtime wages.

                SECTION 3.19. Financial Information. (a) Section 3.19(a) of the Disclosure Schedule sets forth the revenues of each Facility for each of the fiscal years ending December 31, 2002, December 31, 2003 and December 31, 2004 and the year-to-date ending June 30, 2004 and June 30, 2005, which present revenue on a cash basis consistent with the books and records of the Business Owners maintained and used in the operation of the Business. The financial information set forth in Section 3.19(a) of the Disclosure Schedule accurately presents the revenues of the Business on the basis described in the preceding sentence in all material respects as of the dates indicated.

                 (b)     Section 3.19(b) of the Disclosure Schedule sets forth the expenses of each Facility for each of the fiscal years ending December 31, 2002, December 31, 2003 and December 31, 2004 and the year-to-date ending June 30, 2005, presented on an accrual basis consistent with the books and records of the Business Owners maintained and used in the operation of the Business. The financial information set forth in Section 3.19(b) of the Disclosure Schedule accurately presents the expenses of the Business (excluding corporate overhead costs) on the basis described in the preceding sentence in all material respects as of the dates indicated.

                (c)     Section 3.19(c) of the Disclosure Schedule sets forth the Deferred Personal Training Revenue as of July 31, 2005.

                SECTION 3.20. Brokers. Except for The Blackstone Group L.P. (the “Sellers’ Broker”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Seller. The Sellers are solely responsible for the fees and expenses of the Sellers’ Broker.

                SECTION 3.21. Disclaimer of the Sellers. Except as set forth in this Article III, none of the Bally Entities or any of their respective officers, directors, employees or representatives makes or has made any other representation or warranty, express or implied, at Law or in equity, in respect of the Company, the Interests or any of the Business Assets, including with respect to (i) merchantability or fitness for any particular purpose, (ii) the operation of the Business by Purchaser after the Closing in any manner other than as used and operated by the Business Owners and the Company or (iii) the probable success or profitability of the Business after the Closing and (b) other than the indemnification obligations of the Sellers set forth in Article IX, none of the Bally Entities or any of their respective officers, directors, employees or representatives will have or be subject to any Liability or indemnification obligation to Purchaser or to any other Person, other than any Liabilities arising from (i) fraud or (ii) intentional misrepresentation between the date hereof and the Closing Date. Any such other representation or warranty is hereby expressly disclaimed.

                SECTION 3.22. Absence of Certain Practices. None of the Business Owners, the Bally Entities and their respective directors, officers, or management employees or, to the Seller’s Knowledge, non-management employees or agents or any other Person acting on a Business Owner’s or a Bally Entity’s behalf (each, exclusively with respect to the Business) has (a) given or agreed to give any gift or similar benefit of more than nominal value to any customer, supplier or governmental employee or official or any other Person who is or may be in a position to help or hinder the Business in connection with any proposed transaction involving the Business; (b) used any Bally Entity’s corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to, or on behalf of, government officials or others; or (c) accepted or received any unlawful contributions, payments, gifts or expenditures.

                SECTION 3.23. Insurance.

                (a)     Section 3.23(a) of the Disclosure Schedule contains a correct and complete list and description (including policy number, amount and type of coverage) of all policies or binders of insurance maintained by the Company or any Bally Entity with respect to the Business, the Business Assets or the directors, officers or employees of any Business Owner (exclusively with respect to the Business). Except as set forth in Section 3.23(a) of the Disclosure Schedule, all such insurance coverage is in full force and effect, no written notice of cancellation, non-renewal, termination, premium or change in coverage has been received with respect thereto and there is no existing default by any insured or, to the Sellers’ Knowledge, anyone else thereunder. Except as set forth in Section 3.23(a) of the Disclosure Schedule, no Bally Entity or the Company with respect to the Business or the Business Assets (i) has been denied insurance for any reason with respect to any insurance policy for which it has applied (other than where an insurance carrier no longer provides such coverage as part of its business), (ii) has received any written notice or, to the Sellers’ Knowledge, oral notice from an insurer disclaiming coverage or reserving rights with respect to any material claim or (iii) other than routine notices from insurers sent in the ordinary course of such insurers’ business, has received any written notice or, to the Sellers’ Knowledge, oral notice from any insurer of its policies that such insurer intends to or is seriously considering terminating, not renewing, canceling, materially reducing coverage, materially raising the premium or materially adversely changing any other terms of any of its policies. No policy limits for such policies have been exhausted or materially reduced. To the Sellers’ Knowledge, no Bally Entity or the Company has incurred any material loss, damage, expense or liability with respect to the Business or the Business Assets for which it has not asserted a claim under its insurance policy.

                (b)     Except as set forth in Section 3.23(b) of the Disclosure Schedule, to the Sellers’ Knowledge, there are no Actions, or any facts or circumstances which would reasonably be expected to give rise to any Actions, under a directors’ and officers’ or employer’s practices liability insurance policies covering the Business.

                SECTION 3.24. Sellers’ Best Interest; Legitimate Business Purpose. The Board of Directors (or managing member) of each Seller has resolved that the terms and conditions of this Agreement are reasonable and that entering into the Transactions is in the best interest of such Seller. This Agreement and the Ancillary Agreements have been entered into, the Transactions are being effected and the structure of the Transactions was selected, in each case, for legitimate business purposes and not to any extent for the purpose of placing any of the Business Assets out of the reach of any of the Bally Entities’ creditors.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

                Purchaser hereby represents and warrants to the Sellers as follows:

                SECTION 4.01. Organization and Authority of Purchaser. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the Transactions. Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not materially and adversely affect the ability of Purchaser to carry out its obligations under this Agreement and to consummate the Transactions. The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it is a party, the performance by Purchaser of its obligations hereunder and thereunder and the consummation by Purchaser of the Transactions have been duly authorized by all requisite action on the part of Purchaser. This Agreement has been, and upon their execution the Ancillary Agreements to which Purchaser is a party shall have been, duly executed and delivered by Purchaser, and (assuming due authorization, execution and delivery by the Sellers) this Agreement constitutes, and upon their execution the Ancillary Agreements to which Purchaser is a party shall constitute, legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms.

                SECTION 4.02. No Conflict. Assuming the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.03, and except as may result from any facts or circumstances relating solely to a Bally Entity or the Company, the execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements to which it is a party do not and will not (a) violate, conflict with or result in the breach of any provision of the Organizational Documents of Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to Purchaser or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, Contract, lease, sublease, license, permit, franchise or other instrument or arrangement to which Purchaser is a party, except, in the case of clauses (b) and (c), as would not materially and adversely affect the ability of Purchaser to carry out its obligations under this Agreement and the Ancillary Agreements and to consummate the Transactions.

                SECTION 4.03. Governmental Consents and Approvals. The execution, delivery and performance by Purchaser of this Agreement and each Ancillary Agreement to which Purchaser is a party do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except (a) the requirements of the antitrust laws of any relevant jurisdiction (b) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by Purchaser of the Transactions, or (c) as may be necessary as a result of any facts or circumstances relating solely to a Bally Entity or the Company.

                SECTION 4.04. Investment Purpose. Purchaser is acquiring the Interests solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable laws, including United States federal securities laws. Purchaser agrees that the Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws. Purchaser is able to bear the economic risk of holding the Interests for an indefinite period (including total loss of its investment), and (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

                SECTION 4.05. Source of Funds. At the Closing, Purchaser will have sufficient immediately available funds to pay, in cash, the Purchase Price and all other amounts payable pursuant to this Agreement and the Ancillary Agreements or otherwise necessary to consummate all the Transactions.

                SECTION 4.06. Litigation. As of the date hereof, no Action by or against Purchaser is pending or, to the best knowledge of Purchaser, threatened, which could affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the Transactions.

                SECTION 4.07. Brokers. Except for Sagent Advisors, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser. Purchaser shall be solely responsible for payment of the fees and expenses of Sagent Advisors, Inc.

ARTICLE V

ADDITIONAL AGREEMENTS

                SECTION 5.01. Conduct of Business Prior to the Closing. (a) Except as described in Section 5.01 of the Disclosure Schedule, between the date hereof and the Closing, the Sellers shall (i) cause the Business to be conducted in the ordinary course in all material respects and (ii) use their respective commercially reasonable efforts to preserve intact in all material respects the business organization of the Business. Except as described in Sections 2.02(c) and 5.01 of the Disclosure Schedule, each of the Sellers covenants and agrees that, between the date hereof and the Closing, without the prior written consent of Purchaser, which shall not be unreasonably withheld, conditioned or delayed (except in the case of the actions described in Section 5.01(a)(i), with respect to which Purchaser shall be entitled to grant, withhold, condition or delay its consent in its absolute discretion), no Business Owner (exclusively with respect to the Business) shall:

                (i)     enter into any Membership Contract (A) after the 15th day after the date hereof that is a Paid-In-Full Membership with a term of greater than one (1) year, (B) after the 15th day after the date hereof with membership fees, dues or initiation fees that are less than those set forth on Exhibit 5.01(a)(i), (C) after the 15th day after the date hereof that provides for any form of money back guaranty if the applicable Member is not satisfied with his or her membership after 30 days of becoming a Member or (D) other than in the ordinary course of business consistent with past practice;

(ii) after the 15th day after the date hereof, enter into any Shared Membership Contract other than renewals required by the terms of any Shared Membership Contract;

                (iii)     sell any personal training services outside of the ordinary course of business consistent with past practice or, after the 15th day after the date hereof, at a per session price at a particular Facility lower than that set forth on Exhibit 5.01(a)(iii) with respect to such Facility;

                (iv)     (A) issue or sell any capital stock, membership interests, notes, bonds or other securities (or any option, warrant or other right to acquire the same), (B) redeem any of the capital stock or membership interests, or (C) declare, make or pay any dividends or distributions to the holders of capital stock or membership interests;

(v) incur any indebtedness for borrowed money in excess of $100,000 individually or $500,000 in the aggregate;

(vi) amend or restate its Organizational Documents other than as may be necessary to effect the transfer of any portion of the Business to the Company;

                (vii)     grant or announce any increase in the salaries, bonuses or other benefits payable to any employees, other than as required by Law, pursuant to any Plans or Contracts existing on the date hereof or other ordinary course increases consistent with past practice;

(viii) transfer or terminate the employment of any General Manager or Sales Manager at any Facility, except for any termination for cause;

                (ix)     enter into a Contract with any of Business Employees related to profit sharing, incentive plans or similar arrangements, or enter into a Contract with any Business Employees related to severance or termination of such employee other than in the ordinary course of business consistent with past practice;

                (x)     sell, transfer, lease or dispose of any amount of Business Assets with a fair market value exceeding $30,000, except for transactions in the ordinary course of business consistent with past practice;

(xi) acquire by merger, consolidation or acquisition of stock any business of any Person or any acquisition of a substantial portion of its Assets of any Person;

(xii) lease or sublease real property, assign any material leasehold estate or terminate, surrender, cancel or assign any material properties demised under such leases, or any material part thereof;

(xiii) enter into any Contract for the purchase or sale of any real property;

(xiv) fail to take precautions consistent with the ordinary course of business consistent with past practice to safeguard and protect the confidentiality of any trade secret, process or know-how not theretofore a matter of public knowledge, except for disclosures to third parties made in connection with the auction of the Business;

                (xv)     make any capital expenditure or commitment for additions to property, plant, equipment or intangible capital assets or make aggregate capital expenditures and commitments in excess of $10,000 for additions to property, plant, equipment or intangible capital assets, or any acquisition of the stock, assets or business of any other Person, except for any capital expenditures or commitments for additions (A) required or reasonably necessary to repair faulty, defective or malfunctioning property, plant or equipment and (B) the costs and expenses of which are paid for in full by any Bally Entity on or prior to the Closing;

                (xvi)     subject to Section 5.01(b), make any payment, distribution, loan or advance of any amount to, or transfer any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any Contract with, any of its shareholders, officers, managers or directors, or any of its Affiliates;

(xvii) fail to exercise any rights of renewal with respect to any Leased Real Property that by its terms would otherwise expire;

                (xviii)     (A) settle or compromise any pending or threatened Action, the settlement or compromise of which (x) provides for covenants that materially restrict the ability of the Business to operate, or (y) exceeds $25,000 individually or $100,000 in the aggregate (except to the extent any such settlement or compromise relates to any Retained Liabilities) or (B) waive or release any material right with respect thereto;

                (xix)     adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Business Owner, except as would not materially adversely affect the ability of the Business Owners to carry out their respective obligations under this Agreement and the Ancillary Agreements and to consummate the Transactions;

                (xx)     exclusively with respect to the Company, (A) incur or assume any long-term or short term debt or issue any debt securities, except for borrowings under existing lines of credit in ordinary course, (B) assume, guarantee, endorse or otherwise become liable or responsible, whether directly, contingently or otherwise, for the obligations of any other Person, or (C) make any loans, advances or capital contributions to or investments in any other Person, except for customary loans or advances respecting business expenses to employees, in each case in the ordinary course;

                (xxi)     enter into or materially amend any Contract which constitutes or would constitute a Material Contract with any other Business Owner, other than as contemplated by or disclosed in this Agreement or any Ancillary Agreement;

                (xxii)     commence any Action or binding dispute resolution process with respect to amounts in excess of $10,000, except to the extent any such Action or dispute resolution process relates to any Retained Liabilities or Excluded Assets;

(xxiii) except as otherwise disclosed to Purchaser prior to the date hereof, fail to pay any material Liabilities when due;

(xxiv) surrender any right to claim a Tax Refund to which Purchaser is entitled under Section 7.03 (other than pursuant to the expiration of an applicable statute of limitations);

(xxv) amend any Written Material Contract, other than any Shared Contract or as contemplated by or disclosed in this Agreement or any Ancillary Agreement; or

(xxvi) take or agree in writing or otherwise to take any of the actions described in Sections 5.01(a)(i) through 5.01(a)(xxv).

                (b)     Prior to the Closing each of the Business Owners and the Company will be permitted:

                (i)     to declare and pay dividends and distributions of, or otherwise transfer to any Bally Entity, (A) with respect to the Sellers, any Cash of the Sellers, and, with respect to the Company, the amount of the Company’s Cash determined in accordance with Section 2.02(c), (B) any Excluded Assets, and (C) any other Assets, including the Shared Contracts, that are not contemplated to be held by Purchaser or the Company pursuant to this Agreement or any Ancillary Agreement; and

                (ii)     to take any action reasonably necessary to satisfy or cause to be satisfied all the conditions precedent that are set forth in Article VIII, as applicable to each of them, and to cause the Transactions to be consummated.

                (c)     Notwithstanding anything herein to the contrary, if any action or omission of the Sellers permitted under this Section 5.01 occurring between the date hereof and the Closing would constitute a breach of any representation, warranty, covenant or agreement contained herein (a “Breach”), then the Sellers shall notify Purchaser of such action or omission, and its occurrence shall automatically be deemed (i) to have amended the applicable section of the Disclosure Schedule or Exhibit as of the date hereof and the Closing, (ii) to have qualified the representations and warranties of the Sellers contained herein as of the date hereof and the Closing and (iii) to have cured any Breach that otherwise might have existed hereunder by reason of such development as of the date hereof and the Closing.

                SECTION 5.02. Access to Information and Personnel. (a) From the date hereof until the Closing, upon reasonable notice, the Bally Entities shall cause each of their respective Affiliates and each of their respective Representatives to (i) afford Purchaser and its authorized Representatives reasonable access to the offices, properties and books and records with respect to the Business, (ii) furnish to the Representatives of Purchaser such additional environmental, financial and operating data and other information regarding the Business (or copies thereof) as Purchaser may from time to time reasonably request and (iii) afford Purchaser and its authorized Representatives reasonable access to the management, marketing personnel and senior-level consultants of the Business and the Facilities during normal business hours and for reasonable periods of time, individually and collectively; provided, however, that any such access or furnishing of information shall be conducted at Purchaser’s expense, during normal business hours, under the supervision of the Sellers’ personnel and in such a manner as not to interfere with the normal operations of the Business. Notwithstanding anything to the contrary in this Agreement, the Business Owners shall not be required to disclose any information to Purchaser if such disclosure would, in the Sellers’ reasonable discretion, (i) cause significant competitive harm to the Business if the Transactions are not consummated; provided, however, that the Sellers’ shall provide such information to Dechert LLP subject to and in accordance with the Dechert NDA, (ii) jeopardize any attorney-client or other legal privilege or (iii) contravene any applicable Laws, fiduciary duty or binding Contract entered into prior to the date hereof.

                (b)     In order to facilitate the resolution of any claims made against or incurred by the Sellers relating to the Business, for a period of seven years after the Closing, Purchaser shall (i) retain the books and records relating to the Business and the Company relating to periods prior to the Closing, and (ii) upon reasonable notice, afford the Representatives of the Sellers reasonable access (including the right to make, at the Sellers’ expense, photocopies), during normal business hours, to such books and records.

                (c)     In order to facilitate the resolution of any claims made against or incurred by Purchaser or the Company relating to the Business, for a period of seven years after the Closing, the Sellers shall (i) retain the books and records in their possession as of the date hereof relating to the Business and the Company relating to periods prior to the Closing which shall not otherwise have been delivered to Purchaser or the Company, and (ii) upon reasonable notice, afford the Representatives of Purchaser reasonable access (including the right to make, at Purchaser’s expense, photocopies), during normal business hours, to such books and records.

                SECTION 5.03. Confidentiality. (a) The terms of the letter agreement dated as of May 25, 2005 (the “Confidentiality Agreement”) between BTFHC and AG Special Situations Corp. are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of Purchaser under this Section 5.03 shall terminate; provided, however, that the Confidentiality Agreement shall terminate only in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) exclusively relating to the Transactions; provided further that nothing in this Section 5.03 shall modify, reduce or limit in any way the rights and obligations set forth in Sections 7 and 10 of the Confidentiality Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect.

                (b)     Nothing provided to Purchaser pursuant to Section 5.02(a) shall in any way amend or diminish the obligations of AG Special Situation Corp. under the Confidentiality Agreement. Purchaser acknowledges and agrees that any Evaluation Material provided to Purchaser pursuant to Section 5.02(a) or otherwise by any Business Owner or any Representative thereof shall be subject to the terms and conditions of the Confidentiality Agreement.

                SECTION 5.04. Regulatory and Other Authorizations; Notices and Consents. (a) Each Party shall use its commercially reasonable efforts to obtain promptly all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements and shall cooperate fully with the other Parties hereto in promptly seeking to obtain all such authorizations, consents, orders and approvals. None of the Sellers shall be required to pay any fees or other payments to any Governmental Authorities in order to obtain any such authorization, consent, order or approval (other than normal filing fees that are imposed by Law on any of the Sellers).

                (b)     Without limiting the generality of Purchaser’s undertaking pursuant to Section 5.04(a), Purchaser agrees to use its commercially reasonable efforts to comply with any antitrust, competition or trade regulation Law that may be asserted by any United States governmental antitrust authority so as to enable the Parties to close the Transactions no later than December 31, 2005 (the “Termination Date”), provided, however, that Purchaser should not be required to sell, divest, or dispose of any of its Assets or businesses or of the Business Assets in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the Transactions.

                (c)     Each Party shall promptly notify the other Parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other Parties to review in advance any proposed communication by such party to any Governmental Authority. None of the Sellers and Purchaser shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Parties may reasonably request in connection with the foregoing. Subject to the Confidentiality Agreement, the Parties shall provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions.

                SECTION 5.05. Retained Names and Marks. (a) Purchaser hereby acknowledges that all right, title and interest in and to the names set forth on Exhibit 5.05 together with all variations thereof and all registered and unregistered trademarks, service marks, domain names, trade names, trade dress, corporate names and other identifiers of source containing, incorporating any of the foregoing (the “Retained Names and Marks”) are owned exclusively by one or more Bally Entities, and that, except as expressly provided below, any and all right of the Company to use the Retained Names and Marks shall terminate as of the Closing and shall immediately revert to the Sellers. Purchaser further acknowledges that it has no rights, and is not acquiring any rights, to use the Retained Names and Marks, except as provided herein.

                (b)     The Company shall, for a period of 30 days (or, in the case of exterior signage only, 60 days) after the date of the Closing, be entitled to use all of the Company’s existing stocks of signs, letterheads and promotional materials, Inventory and other documents and materials (excluding Membership Contracts) (“Existing Stock”) containing the Retained Names and Marks, after which date Purchaser shall cause the Company to remove or obliterate all Retained Names and Marks from such Existing Stock or cease using such Existing Stock;

provided, however, that Purchaser shall cause the Company, to the extent using any Existing Stock in accordance with the foregoing, to use its commercially reasonable efforts to make such conspicuous modifications to such Existing Stock so as to make it apparent on its face that the Company and the Business are no longer affiliated with any of the Bally Entities; provided further that none of Purchaser and its Affiliates shall enter into any Contract, including Membership Contracts (treating the Company as Business Owners for this purpose), containing any of the Retained Names and Marks.

                (c)     Except as expressly provided in this Agreement, no other right to use the Retained Names and Marks is granted by any of the Sellers and the Company, on the one hand, to either of Purchaser and the Company, on the other hand, whether by implication or otherwise, and nothing hereunder permits Purchaser or the Company to use the Retained Names and Marks on any documents, materials, products or services other than in connection with the Existing Stock. Purchaser shall ensure that all use of the Retained Names and Marks by the Company as provided in this Section 5.05 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Business used the Retained Names and Marks prior to the Closing.

                SECTION 5.06. Notifications; Update of Disclosure Schedule. Until the Closing, each of the Sellers, on the one hand, and Purchaser, on the other hand, shall promptly notify the other Party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that (a) will or is reasonably likely to result in any of the conditions set forth in Article VIII becoming incapable of being satisfied or (b) in the case of the Sellers, disclosure of which is necessary to correct any matter that would otherwise constitute a Breach; provided, however, that the sole remedy available hereunder to the Party receiving any notice pursuant to this Section 5.06 shall be the right to terminate this Agreement pursuant to Section 10.01(c) (without giving effect to the cure periods set forth therein) at any time prior to Closing; provided further, however, that, if the notified fact, change, condition, circumstance or occurrence or nonoccurrence of any event would reasonably be expected to result in the failure of any conditions to consummation of the Transactions set forth in Sections 8.01 or 8.02, as applicable, to be fulfilled without a written waiver of such condition or conditions and the Party receiving such notice does not elect to terminate this Agreement pursuant to this Section 5.06 prior to the Closing, each written notice provided pursuant to this Section 5.06 shall be deemed (i) to have amended any applicable section of the Disclosure Schedule or Exhibit as of the date hereof and the Closing, (ii) to have qualified the representations and warranties of the notifying Party contained herein as of the date hereof and the Closing and (iii) to have cured any Breach that otherwise might have existed hereunder by reason of such matter as of the date hereof and the Closing.

                SECTION 5.07. Further Action. (a) Beginning on the date hereof, each of the Parties shall use its commercially reasonable efforts (i) to satisfy or cause to be satisfied all the conditions precedent that are set forth in Article VIII, as applicable to each of them, (ii) to cause the Transactions to be consummated, (iii) without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to consummate the Transactions and (iv) at its own cost and expense, to take such action, or cause to be taken such action, as is reasonably necessary to enable the Business to operate independently of the Bally Entities as promptly as reasonably practicable following the Closing Date, it being understood and agreed that certain services that are necessary to the operation of the Business as currently conducted will be provided following the Closing pursuant to the Transition Services Agreement.

                (b)     For a period beginning on the date hereof and ending on the earlier to occur of (i) the Closing or Supplemental Closing, as applicable, and (ii) termination of this Agreement with respect to any Business Asset pursuant to Section 8.03(f), subject to Section 8.04, each of the Parties shall use and shall cause their Affiliates to use their commercially reasonable efforts to cause (x) such Business Asset to be transferred to the Company, to the extent permissible under the applicable Material Contracts, free and clear of any and all Encumbrances, except Permitted Encumbrances, and (y) each Assumed Liability related to each such Business Asset that is successfully transferred to the Company, other than to the extent such Assumed Liability is already a Liability of the Company, to be assumed by the Company. For the avoidance of doubt, none of the Retained Liabilities shall be assigned to or assumed by the Company.

                (c)     Simultaneously with the effectiveness of any transfer of any Facility to the Company contemplated by and in accordance with the terms of this Agreement and to the extent permissible under, and subject to the terms of, the applicable Material Contracts, each Seller shall assign and convey, or cause to be assigned and conveyed, to the Company, all of its rights and obligations under such Material Contracts (other than Shared Contracts) and any Membership Contracts (other than Shared Membership Contracts) relating to such Facility, and the Company shall accept and assume all of such rights and obligations and agree to be bound by all of the terms and provisions of, and assumes, agrees to perform and discharge when due any Prospective Obligations such Seller may have under, such Material Contracts and Membership Contracts.

                (d)     Each of the Parties shall use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver, or cause to be executed and delivered, such documents and other papers, including all notices, opinions and written Contracts referred to in any Material Contract, as may be required to carry out the provisions of this Agreement and the Ancillary Agreements and consummate the Transactions.

                (e)     Promptly following the date hereof, the Sellers shall deliver to each Landlord and any mortgagee for each Transferred Facility a landlord subordination agreement and a subordination, non-disturbance and attornment agreement, each in such form as may be requested by Purchaser, and request that such Landlord or mortgagee, as applicable, execute and deliver such documents to Purchaser.

                (f)     The Sellers shall deliver to Purchaser true and complete copies of any assignment and assumption agreements, contribution agreements, bills of sale or other instruments of conveyance to be executed or otherwise utilized in connection with the transfer of the Business Assets and the Assumed Liabilities to the Company in compliance with the terms of this Section 5.07 prior to their execution and delivery by the parties thereto.  The Sellers acknowledge that such instruments of conveyance will provide that the Liabilities being transferred to the Company shall not include the Retained Liabilities nor any other Liabilities allocated to the Sellers pursuant to this Agreement and the Ancillary Agreements.

                SECTION 5.08. Shared Contracts. (a) Notwithstanding anything to the contrary herein, Shared Contracts and any rights or obligations thereunder shall not be deemed to be Business Assets or Assets of the Company. Each Seller shall use commercially reasonable efforts to cause the Shared Contracts set forth on Section 5.08 of the Disclosure Schedule (“Mirrored Shared Contracts”) to be replaced with separate Contracts that provide that the Company shall receive such rights and obligations under a replacement Contract as are substantially similar to those Contract rights and obligations utilized in the Business. The Parties shall cooperate and provide each other with reasonable assistance in effecting such separation of such Mirrored Shared Contracts prior to the Closing and for a period of three months following the Closing.

                (b)     The Sellers shall be responsible for any additional costs or fees arising from and under a replacement Contract or in connection with the separation of a Mirrored Shared Contract, if any, or in connection with any arrangement described in this Section 5.08. If the Parties are not able to effect the separation of a Mirrored Shared Contract prior to the Closing, then, until any such Mirrored Shared Contract is separated, to the extent permissible under Law and under the terms of such Mirrored Shared Contract, each of the Parties shall (i) assume and perform the Liabilities and obligations under such Mirrored Shared Contract relating to its respective business or that of its Affiliates (and shall promptly reimburse the other Party for any expenses relating thereto incurred by either other Party or its Affiliates), allocated in accordance with Section 5.08(c), (ii) hold in trust for the benefit of the other Parties, and shall promptly forward to the other Parties, any monies or other benefits received pursuant to such Mirrored Shared Contract relating to the respective businesses of the other Parties (or their respective Affiliates) and (iii) endeavor to institute alternative arrangements intended to put the Parties in substantially the same economic position as if such Mirrored Shared Contract were separated; provided, however, that, if the Parties are not able to effect the separation of any Mirrored Shared Contract within three months after the Closing, then the Bally Entities shall have no further obligation to Purchaser or its Affiliates with respect thereto and may freely terminate such Mirrored Shared Contract; and provided, further, that any amounts owed by one Party (the “Payor Party”) to the other Party (the “Payee Party”) pursuant to Section 5.08(b)(i) may be satisfied at the Payor Party’s option by setting off such amounts against any amounts owed to it from the Payee Party pursuant to Section 5.08(b)(i). Purchaser shall be solely responsible for replacing any Mirrored Shared Contracts not separated or transitioned hereunder.

                (c)     With respect to Liabilities pursuant to, under or relating to a given Shared Contract (“Shared Contractual Liabilities”), such Shared Contractual Liabilities shall, unless otherwise allocated pursuant to this Agreement, an Ancillary Agreement or a Mirrored Shared Contract, be allocated between the Sellers, on the one hand, and Purchaser and its Affiliates, on the other hand, as follows:

                (i)     first, to the extent a Liability is incurred exclusively in respect of a benefit received by the Excluded Business or the Business, such Liability shall be determined to be a Retained Liability or an Assumed Liability, respectively; and

                (ii)     second, to the extent a Liability cannot be so allocated under clause (i) above, such Liability shall be allocated to the Sellers, on the one hand, and to Purchaser and its Affiliates, on the other hand, as the case may be, based on the relative proportions of total benefits received ((A) to the extent the Liabilities relate to a specific period, over such period and (B) otherwise over the term of the applicable Shared Contract, measured up to the date of the allocation) by the Excluded Business, on the one hand, or the Business, on the other hand, under the relevant Shared Contract.

                (d)     From and after the Closing,

                (i)     until either (A) with respect to any Member whose membership arises from a Shared Membership Contract that is a Paid-In-Full Membership Contract or prepaid Financed Membership Contract, the later of the expiration of such Contract in accordance with its terms or December 31, 2006, or (B) in the case of any other Shared Membership Contract, December 31, 2006, each of the Parties will, and will cause its applicable Affiliates to, allow the use of the Facilities or Excluded Facilities, as the case may be, by Members or members of any Excluded Facilities who are parties to such Shared Membership Contracts as of the Closing in accordance with the terms of such Shared Membership Contracts as in effect at Closing;

                (ii)     with respect to Shared Membership Contracts entered into by the applicable health club member at any Excluded Facility, the Sellers shall use their commercially reasonable efforts to, and to cause their respective Affiliates to, notify the Company of any terminations of or other restrictions imposed on the rights of any health club members under such Shared Membership Contracts to use any Transferred Facility;

                (iii)     with respect to Shared Membership Contracts entered into by the applicable Member at any Transferred Facility, Purchaser and the Company shall use their commercially reasonable efforts to, and to cause their respective Affiliates to, notify the Sellers of any terminations of or other restrictions imposed on the rights of any Members under such Shared Membership Contracts to use any Excluded Facilities or Deferred Facilities, as the case may be; and

                (iv)     none of the Parties will, and the Parties will cause their respective Affiliates not to, enter into or renew any Shared Membership Contracts other than (A) renewals required by the terms of such Shared Membership Contracts or (B) renewals of Paid-In-Full Membership Contracts or prepaid Financed Membership Contracts prior to December 31, 2006 so long as the Party entering into such renewals notifies the applicable health club members that the right to use the other Party’s and its Affiliates’ Facilities or Excluded Facilities, as the case may be, by such health club members will terminate on December 31, 2006.

                SECTION 5.09. Transfer Taxes. (a) All transfer, documentary, sales, use, stamp, registration, value added, gross receipts, privilege and other such Taxes (including any penalties and interest) (“Transfer Taxes”) incurred in connection with the Transactions shall be borne by the Party required by applicable Law to pay such Transfer Taxes (excluding requirements under applicable Law to collect and remit such Transfer Taxes), and each Party shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes payable by it in accordance herewith, and, if required by applicable Law, the other Parties shall join in the execution of any such Tax Returns and other documentation. If Purchaser or the Sellers claim an exemption from any Transfer Taxes of the type described in this Section 5.09(a) that any Business Owner is required to collect, then Purchaser shall deliver valid exemption certificates to such Business Owner at the Closing as required by applicable Law.

                (b)     The Parties agree that the occasional or other sale exemption or exclusion applies to Taxes referenced in Section 5.09(a) on the transfers in the jurisdictions set forth in Section 5.09 of the Disclosure Schedule. In the event that a Tax Authority denies the occasional or other sale exemption or exclusion and requires any Bally Entity to pay such Taxes, then Purchaser shall reimburse the Sellers for any portion of such Taxes so paid, plus any additions to such Taxes. Such reimbursement shall be made within five Business Days of delivery to Purchaser of evidence of payment of such Tax to the applicable Tax Authority.

                SECTION 5.10. Production of Witnesses and Individuals; Privilege Matters. (a) From and after the Closing, the Sellers, on the one hand, and Purchaser, on the other hand, shall use commercially reasonable efforts to make available to each other, upon reasonable written request, their (and their Affiliates’) respective officers, directors, employees and agents for fact finding, consultation and interviews and as witnesses to the extent that any such Person may reasonably be required in connection with any Action in which the requesting Party may from time to time be involved relating to the conduct of the Business, prior to or after the Closing. Access to such Persons shall be granted during normal business hours at a location and in a manner reasonably calculated to minimize disruption to such Persons, the Business and the Excluded Business. The Parties agree to reimburse each other for reasonable out-of-pocket expenses, including attorneys’ fees, but excluding officers’ or employees’ salaries, incurred by the other in connection with providing individuals and witnesses pursuant to this Section 5.10(a).

                (b)     From and after the Closing, (i) Purchaser shall not intentionally disclose, and shall not permit any of its Affiliates to disclose intentionally, any documents or other information that, if disclosed, would cause a waiver of any privilege that could be asserted under Law (A) if such waiver could reasonably be expected to have an adverse effect on any Bally Entity, (B) with respect to (x) the Excluded Business, the Excluded Assets or the Retained Liabilities, (y) the process relating to the sale of the Business or (C) related to a Third Party Claim the defense of which has been assumed by the Sellers pursuant to Section 9.05(b) and (ii) the Sellers shall not intentionally disclose, and shall not permit any of their Affiliates to disclose intentionally, any documents or other information that, if disclosed, would cause a waiver of any privilege that could be asserted under Law (A) if such waiver could reasonably be expected to have an adverse effect on the Business, (B) with respect to the Business, the Business Assets or the Assumed Liabilities or (C) related to a Third Party Claim the defense of which has been not been assumed by the Sellers pursuant to Section 9.05(b).

                SECTION 5.11. Mail and Other Communications. Each of the Sellers, on the one hand, and Purchaser, on the other hand, on behalf of itself and its Affiliates, authorizes the Bally Entities (and their respective officers, directors, employees and agents), on the one hand, and Purchaser and its Affiliates (and their respective officers, directors, employees and agents), on the other hand, as the case may be, if any such Person receives any mail, telegram, package or other communication intended for another Party or such Party’s Affiliates and it is not readily apparent that such is the case, to open such communications and to retain the same to the extent that they relate to the business of the receiving Party. To the extent that any such communications relate to the business of the non-receiving Party, the receiving Party shall promptly deliver such mail, telegrams, packages or other communications (or, in case the same relate to both businesses, copies thereof) to the other Party. No Party shall open mail unambiguously intended for another Party. The provisions of this Section 5.11 are not intended to, and shall not be deemed to, constitute an authorization by a Party to permit another Party to accept service of process on its behalf, and no Party is or shall be deemed to be the agent of another Party for service of process purposes.

                SECTION 5.12. Intercompany Arrangements. Except for the Ancillary Agreements and the Contracts set forth in Section 5.12 of the Disclosure Schedule, all intercompany arrangements and Contracts leasing, subleasing, licensing, sublicensing or otherwise providing goods, services, tangible or intangible property or joint activities related to a Facility, between any Bally Entity and the Company shall be terminated and of no further force and effect with respect to such Facility after the Closing or Supplemental Closing with respect to such Facility, with no Liabilities on the part of any party thereto. Notwithstanding the foregoing, all intercompany accounts set forth on Section 5.12 of the Disclosure Schedule, whether payables or receivables, between any Bally Entity, on the one hand, and the Company, on the other hand, as of the Closing shall continue in full force and effect from and after the Closing and shall be paid in accordance with the terms thereof, or, if no such terms are specified, then in accordance with normal commercial practices between unrelated parties.

                SECTION 5.13. Non-Assignment. (a) Notwithstanding anything else in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign, license, sublicense, lease, sublease, convey or transfer any Action, Asset, Contract or any claim or right or any benefit arising thereunder or resulting therefrom as to which consent or approval to assignment, license, sublicense, lease, sublease, conveyance or transfer thereof or amendment thereof (including consents and approvals of Governmental Authorities) is required but has not been obtained as of the Closing Date unless and until such consent approval or amendment is no longer required or has been obtained. Each of the Sellers and Purchaser shall use its commercially reasonable efforts to obtain any such consent, approval or amendment.

                (b)     Notwithstanding anything else set forth in this Section 5.13, none of the Bally Entities shall be required to take any action that may, in the reasonable judgment of the Sellers, result in a violation of any (i) obligation which any Bally Entity has to any third party or (ii) applicable Law.

                SECTION 5.14. No Solicitation. (a) For a period of one year from the Closing Date, neither Purchaser nor the Company nor their respective Affiliates, on the one hand, nor any Bally Entity, on the other hand, will (A) take any action to solicit any of the other party’s officers or employees to terminate their employment with such other party (other than by conducting a general solicitation for employees, including through the use of employment agencies), (B) take any action that is reasonably likely to directly cause material injury to the relationship between the other party and its respective employees, suppliers or other business associates, or (C) except for in-person solicitation of customers or health clubs members who are parties to Shared Membership Contracts while such individuals are in the Facilities or Excluded Facilities, as applicable, knowingly directly solicit the other party’s customers or health club members (and no Bally Entity (exclusively with respect to the Business) shall knowingly directly solicit any Members of a Deferred Facility within such one-year period unless and until this Agreement is terminated with respect to such Deferred Facility in accordance with the proviso in Section 8.03(g)) for purchases of products, information or services that are within the scope of the activities of such other party (other than by conducting a general solicitation for customers or health club members).

                (b)     Purchaser and the Sellers each acknowledge and agree that after the Closing, the Purchaser and the Bally Entities will directly compete with each other in the fitness club industry.

                SECTION 5.15. Monthly Financial Information. Promptly following (and in any event within 30 days of) the last day of each calendar month ending prior to the Closing Date (or, exclusively with respect to any Deferred Facilities, prior to the Supplemental Closing Date, if any), the Sellers shall deliver to Purchaser a schedule setting forth (a) the Deferred Personal Training Revenue as of the last day of the calendar month immediately preceding such delivery, (b) the revenues of each Facility for such preceding calendar month, presented on a cash basis consistent with the books and records of the Business Owners maintained and used in the operation of the Business, (c) the expenses of each Facility for such preceding calendar month, presented on an accrual basis consistent with the books and records of the Business Owners maintained and used in the operation of the Business and (d) the Business Owners’ (exclusively with respect to the Business) liability for Paid-In-Full Membership Contracts as of the last day of the calendar month immediately preceding such delivery, as determined in accordance with the methodologies set forth on Exhibit 2.06(a)(v)(C) and based on the books and records of the Business Owners maintained and used in the operation of the Business.

                SECTION 5.16. Remission of Funds. (a) From and after the Closing, if any of Purchaser, the Company or their respective Affiliates receives any refund, credit or other similar payment from any third party on account of the payment by any Bally Entity prior to the Closing Date of any operating expenses of the Business, including common area maintenance charges, insurance premiums and Real Property Taxes, such recipient shall use its commercially reasonable efforts to, and to cause its Affiliates to, deliver, transfer or otherwise afford such benefit or payment to the appropriate Bally Entity.

                (b)     From and after the Closing, if any Bally Entity, on the one hand, or Purchaser or any of its Affiliates, on the other hand, receives any benefit or payment under any Contract which was intended for the other party (and to which such other party is entitled to under this Agreement), the Parties shall use their respective commercially reasonable efforts to, and to cause their respective Affiliates to, deliver, transfer or otherwise afford such benefit or payment to the other party.

                SECTION 5.17. Prospective Lease Obligations. If the Sellers elect in their sole and absolute discretion to waive in accordance with Section 11.08 all or any part of the condition to consummation of the Transactions set forth in Section 8.01(f), then from and after the Closing for so long as (i) any of BTFHC, BTFC or Crunch Fitness International, Inc. (the “Original Guarantors”) guarantees any obligations pursuant to the Contracts set forth on Exhibit 5.17 for the Transferred Facilities or (ii) any Bally Entity which has any obligations under the Real Property Leases for the Transferred Facilities shall not have been unconditionally released and forever discharged from any and all continuing obligations under such Real Property Leases (such obligations described in clauses (i) and (ii), collectively, the “Prospective Lease Obligations”):

                (a)     Purchaser and the Company shall, and shall cause their respective Subsidiaries, to (i) indemnify and hold harmless the Seller Indemnified Parties from and against any and all Losses arising out of or resulting from the Prospective Lease Obligations, (ii) not alter the terms of any such Real Property Lease or any Real Property Lease any obligations of which are guaranteed under any Contract set forth on Exhibit 5.17 in any manner or knowingly take any other action that increases the potential Losses incurred by any Seller Indemnified Party arising out of or resulting from the Prospective Lease Obligations, and (iii) not transfer, sell, assign, pledge, encumber or otherwise dispose, directly or indirectly, of any of their Assets to another Person, other than (A) sales of Inventory in the ordinary course of business, including sales for purposes of replacing equipment, (B) pledges, security interests and other encumbrances reasonably necessary for any of Purchaser, the Company and their respective Subsidiaries to provide security for indebtedness for borrowed money granted in connection with any Credit Agreement, and (C) transfers, sales, assignments or other dispositions to any Affiliate of Purchaser and the Company which agrees in writing to be bound by the terms of this Section 5.17 as if such Person were Purchaser or the Company for these purposes; and

                (b)     in the event that the Debt-to-EBITDA Ratio is equal to or greater than 4 to 1 at the end of any calendar quarter (or applicable measurement period set forth in any Credit Agreement), Purchaser shall obtain and deliver to the Sellers an irrevocable letter of credit in favor of the Sellers in form and substance reasonably acceptable to the Sellers with a stated amount, adjusted quarterly, of no less than one half of the maximum potential Losses that may be suffered by the Seller Indemnified Parties arising out of or resulting from the Prospective Lease Obligations taken as a whole, which stated amount shall not in any event exceed $5,000,000, from which letter of credit the Sellers shall be authorized to draw amounts sufficient to indemnify and hold harmless the Seller Indemnified Parties from and against any and all such Losses.

                SECTION 5.18. Release from Liability. (a) Effective upon the Closing, Purchaser and the Company, and each of their respective representatives, successors and assigns (collectively, the “Releasing Parties”), shall be deemed to have remised, released and forever discharged the directors and officers of any Bally Entity solely in their capacity as directors and officers of any Business Owner (with respect to the Business) (collectively, the “D&O Released Parties”) of and from any and all claims for Losses which the Releasing Parties, or any of them, now has or ever had, or hereafter can, shall or may have, for, upon or by reason of any matter, cause or thing whatsoever, against the D&O Released Parties, and each of them, from the beginning of time through the Closing Date; provided, however, that this Section 5.18 shall not apply to (i) any claims for Losses that may arise from any breach by any of the D&O Released Parties of, or the failure to properly perform, any obligation or duty arising on the part of any of the D&O Released Parties after the date hereof under this Agreement or Ancillary Agreement to which any of the D&O Released Parties is a party; or (ii) any claims for Losses that may arise as a result of any self-dealing or improper receipt of a personal benefit on the part of any D&O Released Party.

                (b)     The provisions of this Section 5.18 are (i) intended to be for the benefit of, and shall be enforceable by, each Person released hereby, and each such Person’s heirs, representatives, successors or assigns, it being expressly agreed that such Persons shall be third party beneficiaries of this Section 5.18, and (ii) in addition to, and not in substitution for, any other rights that any such Person may have by contract or otherwise.

ARTICLE VI

EMPLOYEE MATTERS

                SECTION 6.01. Transferred Employees. On or before the later of the Closing Date or the Supplemental Closing Date, if any (the “Applicable Closing Date”), the Sellers shall cause each employee at a Transferred Facility (other than those set forth on Schedule 6.01 (the “Excluded Employees”)) to become an employee of the Company or any Holding Company (each such employee a “Transferred Employee”). Subject to applicable Law, for a period of one year following the Applicable Closing Date, Purchaser shall provide each Transferred Employee with substantially similar terms and conditions of employment as those applicable to the Transferred Employee immediately prior to the Applicable Closing Date; provided, however, that nothing contained herein shall require Purchaser, or the Company or any Holding Company, to continue the employment of a Transferred Employee for any particular period of time after the Applicable Closing Date, or to provide any particular Employee Program to any Transferred Employee or group of Transferred Employees.

                SECTION 6.02. Employee Benefits. (a) The Sellers shall take such action as is necessary so that, as of the Applicable Closing Date, the Company and any Holding Company shall cease being a participating or adopting employer in, and shall cease any co-sponsorship or maintenance of, each Plan that is jointly adopted, sponsored or maintained by any Business Owner and in which any Transferred Employee participates (each such Plan being a “Bally Plan”). On and after the Applicable Closing Date, neither the Company nor any Holding Company shall have any responsibility or obligation with respect to any Bally Plan, and the Owners other than the Company and the Holding Companies shall retain all Liabilities for claims incurred and any other matters occurring under the Bally Plans, to the extent such claims or matters are incurred or occur on or before the Applicable Closing Date.

                (b)     Purchaser shall cause the Employee Programs of the Company and the Holding Companies to recognize, for the purpose of determining the vesting of benefits and participation eligibility, all service by Transferred Employees with the Owners, including service with predecessor employers of the Owners, to the extent that such service was recognized by the analogous Plans.

                (c)     Transferred Employees currently participate in Bally’s Employee Savings Trust (the “BEST 401(k) Plan”). As soon as practicable after the Applicable Closing Date, each Owner shall make to the BEST 401(k) Plan, on behalf of the Transferred Employees, any matching contributions required of it which the Transferred Employees are entitled to receive under the terms of such plan for all periods ending by the Applicable Closing Date, and which were unpaid as of the Applicable Closing Date. The Sellers shall take such action as is necessary, including making amendments to the BEST 401(k) Plan, so that, as of the Applicable Closing Date, (1) each of the Transferred Employees will be fully vested in their benefits under the BEST 401(k) Plan, and (2) the BEST 401(k) Plan shall treat each of the Transferred Employees as having incurred a severance from employment and as having become entitled to receive an immediate distribution of his or her benefits under the BEST 401(k) Plan, with an option to have any benefits he or she elects to receive from the BEST 401(k) Plan (including any outstanding loan from the BEST 401(k) Plan ) paid as a direct rollover to a qualified defined contribution plan (if any) of the Company or a Holding Company, whichever employs such Transferred Employee.

                (d)     Purchaser shall (i) waive all limitations as to preexisting conditions, coverage exclusions and waiting periods with respect to participation and coverage requirements applicable to Transferred Employees under any welfare benefit plans of the Company or any Holding Company in which such employees may be eligible to participate after the Applicable Closing Date, other than any such limitations which were in effect with respect to such employees under the analogous Plans, to the extent that such limitations have not been satisfied by the Applicable Closing Date, and (ii) provide each such employee with credit for any co-payments and deductibles paid under the Plans during the year that includes the Applicable Closing Date in satisfying any applicable deductible or out-of-pocket requirements for such year under any welfare plans of the Company or any Holding Company in which such employees may participate after the Applicable Closing Date.

                (e)     No provision of this Article VI shall create any third party beneficiary or other rights in any Transferred Employee or former employee of any Owner (including any beneficiary or dependent of a Transferred Employee or any such former employee) in respect of continued employment (or resumed employment) with, or any pay or benefits provided under any Employee Program by, Purchaser, the Company, any Holding Company or any of their respective Subsidiaries.

ARTICLE VII

TAX MATTERS

                SECTION 7.01. Tax Returns.(a) The Sellers shall prepare or cause to be prepared all Tax Returns of the Company for all Tax Periods ending on or prior to the Closing Date which are filed after the Closing Date (and shall promptly provide Purchaser with copies of any such Tax Returns relating solely to the Company). The Sellers shall pay all such Income Taxes due for periods ending at or prior to the Closing Date with respect to such Income Tax Returns, and shall pay or have paid to Purchaser (in accordance with the procedures set forth in Section 2.06) all such Real Property Tax or Non-Income Tax with respect to such Tax Returns. Purchaser shall prepare or cause to be prepared (on a basis consistent with past Tax Returns of the Company) and file or cause to be filed all other Tax Returns of the Company for Straddle Periods. Purchaser shall provide the Sellers at least 30 days to review and comment on each such Straddle Period Tax Return prior to filing and shall make such revisions to such Tax

Returns as are reasonably requested by the Sellers. Purchaser shall pay all Taxes due with respect to such Tax Returns; provided, however, that the Sellers shall pay or have paid Purchaser (in accordance with the procedures set forth in Section 2.06 or Section 9.08(f), as applicable) for any amount owed by the Sellers pursuant to Section 9.08 with respect to such Tax Returns. Purchaser and the Sellers agree to cause the Company to file all Tax Returns for the periods including the Closing Date on the basis that the relevant Tax Period ended as of the close of business on the Closing Date unless the relevant Governmental Authority will not accept a Tax Return filed on that basis.

                SECTION 7.02. Cooperation on Tax Matters. Purchaser and the Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes, including any Tax Claim. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to execute Tax Returns, provide additional information and explanation of any material provided hereunder or to testify at any proceeding. The Sellers and Purchaser agree, and Purchaser agrees to cause the Company, to retain all books and records with respect to Tax matters pertinent to the Company relating to any Tax Period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or the Sellers, any extensions thereof) of the respective Tax Periods, and to abide by all record retention agreements entered into with any taxing authority, and, if the other party so requests, the Sellers and Purchaser shall, and Purchaser shall cause the Company to, allow the other party to take possession of such books and records. Purchaser and the Sellers further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).

                SECTION 7.03. Tax Refunds. The amount or economic benefit of any refunds of Income Taxes of the Company for any Taxable Period ending on or before the Closing Date shall be for the account of the Sellers. The amount or economic benefit of any refunds of Income Taxes of the Company for any taxable period beginning after the Closing Date shall be for the account of Purchaser. The amount or economic benefit of any refunds of Income Taxes of the Company for any Straddle Period shall be apportioned between the Sellers, on the one hand, and Purchaser, on the other hand, in the manner described in Section 9.08(c). The amount or economic benefit of any refunds of Non-Income Taxes or Real Property Taxes of the Company (other than such refunds that constitute Excluded Assets) shall be for the account of Purchaser. Any such amounts owing to the Sellers as provided in this Section 7.03 shall be paid by Purchaser within five Business Days of the receipt of any such refunds.

                SECTION 7.04. Tax Sharing Agreements. The Sellers shall cause the provisions of any Tax sharing agreement or similar arrangement between any Bally Entity, on the one hand, and the Company, on the other hand, to be terminated on or before the Closing Date. After the Closing Date, no party shall have any rights or obligations under any such Tax sharing agreement.

                SECTION 7.05. Tax Covenants. (a) Neither Purchaser nor any Affiliate of Purchaser shall take, or cause or permit the Company or any of its Subsidiaries to take, any action or omit to take any action which could increase any Bally Entity’s Liability for Taxes.

                (b)     Neither Purchaser nor any Affiliate of Purchaser shall amend, refile or otherwise modify, or cause or permit the Company or any of its Subsidiaries to amend, refile or otherwise modify, any Tax election or Tax Return with respect to any Tax Period (or portion of any taxable period), ending on or before the Closing Date without the prior written consent of the Sellers.

                SECTION 7.06. Miscellaneous. For purposes of this Article VII and Section 9.08, all references to Purchaser, the Sellers, Affiliates and the Company include successors.

ARTICLE VIII

CONDITIONS TO CLOSING

                SECTION 8.01. Conditions to Obligations of the Sellers. The obligations of the Sellers to consummate the Transactions shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

                (a)     Representations and Warranties. each of the representations and warranties of Purchaser contained in this Agreement that (i) is not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects as of the Closing, as if made anew at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true and correct as of such certain date) and (ii) is qualified by materiality or Material Adverse Effect shall be true and correct in all respects as of the Closing, as if made anew at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true and correct as of such certain date);

                (b)     Covenants. Purchaser shall have performed or complied, in all material respects, with all of the covenants and agreements required by this Agreement to be performed or complied with by Purchaser on or before the Closing;

(c) Governmental Approvals. the Parties shall have received all required authorizations, consents, orders and approvals of applicable Governmental Authorities;

                (d)     No Order. no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the Transactions illegal or otherwise restraining or prohibiting the consummation of such transactions;

(e) No Injunction. there shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction directing that all or any of the Transactions not be consummated as provided herein or imposing any conditions on the consummation of the Transactions;

                (f)     Prospective Lease Obligations. (i) the Original Guarantors shall have been unconditionally released from all guarantee obligations relating to each Contract set forth on Exhibit 5.17, (ii) all Prospective Obligations under the Real Property Leases for the Transferred Facilities shall have been assumed and agreed to be performed by any of Purchaser, its Affiliates or the Company and (iii) each of the Bally Entities with any obligations under the Real Property Leases for the Transferred Facilities shall have been unconditionally released and forever discharged from any and all Prospective Obligations under such Real Property Leases;

                (g)     Required Consents. Purchaser and the Sellers shall have received third party consents required for the transfer of at least each Facility set forth on Exhibit 8.01(g) to the Company or, in accordance with Section 8.04, Purchaser or any of its Affiliates, and any third party consents required for the subsequent assignment of the Interests to Purchaser; and

(h) Minimum Purchase Price. the Purchase Price (after giving effect to Section 2.02(b) but before giving effect to Section 2.06) shall be at least $40,000,000.

                SECTION 8.02. Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the Transactions shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

                (a)     Representations and Warranties. each of the representations and warranties of the Sellers contained in this Agreement that (i) is not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects as of the Closing, as if made anew at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true and correct as of such certain date) and (ii) is qualified by materiality or Material Adverse Effect shall be true and correct in all respects, as of the Closing, as if made anew at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true and correct as of such certain date);

                (b)     Covenants. the Sellers shall have performed or complied, in all material respects, with all of the covenants and agreements required by this Agreement to be performed or complied with by the Sellers at or before the Closing;

(c) Governmental Approvals. the Parties shall have received all required authorizations, consents, orders and approvals of applicable Governmental Authorities;

                (d)     No Order. no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the Transactions illegal or otherwise restraining or prohibiting the consummation of such transactions;

                (e)     No Injunction. there shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction directing that all or any of the Transactions not be consummated as provided herein or imposing any conditions on the consummation of the Transactions;

(f) UCC-3’s. the Sellers shall have delivered to Purchaser UCC-3 termination statements with respect to the Business Assets that are subject to Encumbrances that will be released at the Closing;

                (g)     Required Consents. Purchaser and the Sellers shall have received third party consents required for the transfer of at least each Facility set forth on Exhibit 8.02(g) to the Company or, in accordance with Section 8.04, Purchaser or any of its Affiliates, including Collateral Lease Documents relating to each such Facility executed by the applicable Landlord or prime landlord, as the case may be, and any third party consents required for the subsequent assignment of the Interests to Purchaser;

                (h)     Board Resolution. the Board of Directors (or managing member) of each Seller shall have determined that the terms and conditions of this Agreement are reasonable and that entering into the Transactions is in the best interest of such Seller; and

(i) No Material Adverse Effect. since the date hereof, there shall not have been a Material Adverse Effect.

                SECTION 8.03. Deferred Facilities. (a) Without limiting the obligations of the Sellers or Purchaser pursuant to Section 5.07(b) but subject to Sections 5.13(b) and 8.04, if any Facility shall not have been transferred to the Company on or prior to the Closing as provided in Section 2.02 (each, a “Deferred Facility”), then subject to the other provisions of this Section 8.03, (i) each Deferred Facility shall be deemed to be an Excluded Asset, (ii) the Liabilities relating to such Deferred Facility shall be deemed to be Retained Liabilities, (iii) the representations, warranties, covenants and conditions in this Agreement and the Ancillary Agreements (other than Sections 8.02(g) and (i) and 8.03), and any applicable sections of the Disclosure Schedule or Exhibits, as of the Closing, shall be modified accordingly with respect to such Deferred Facility, and (iv) Purchaser and the applicable Business Owner shall enter into a Deferred Facilities Operating Agreement governing the operation of such Deferred Facility from the Closing Date to the earlier to occur of (A) the Supplemental Closing, if any, and (B) the termination of this Agreement with respect to such Deferred Facility pursuant to Section 8.03(g).

                (b)     With respect to Deferred Facilities which may be transferred pursuant to the Holding Company Transfer (as defined below) that would not result in the failure of any conditions to consummation of the Transactions set forth in Sections 8.01 and 8.02 to be fulfilled without a written waiver of such condition or conditions, Sellers shall use their respective commercially reasonable efforts to (i) form or cause to be formed a Holding Company, (ii) transfer, or cause to be transferred, such Deferred Facilities to such Holding Company and (iii) thereafter transfer, or cause to be transferred, all of the issued and outstanding ownership interests in such Holding Company to the Company pursuant to a valid and binding Assignment and Amendment Agreement within 30 days of the Closing (such transfer to the Company, the

“Holding Company Transfer”). With respect to Deferred Facilities which may not be transferred pursuant to the Holding Company Transfer because such transfer would result in the failure of any conditions to consummation of the Transactions set forth in Sections 8.01 and 8.02 to be fulfilled without a written waiver of such condition or conditions, the Sellers shall use their commercially reasonable efforts to obtain the consent of the Persons whose consent is necessary to transfer such Deferred Facility to the Company at the Supplemental Closing.

                (c)     The Holding Company Transfer shall occur at a separate closing (the “Supplemental Closing”, and the date of the Supplemental Closing, the “Supplemental Closing Date”)) on the 30th day following the Closing Date, provided the conditions to the transfer of the Deferred Facility to such Holding Company, and the subsequent Holding Company Transfer, arising out of the applicable Material Contracts shall have been satisfied or waived on or prior to such date.

                (d)     Prior to the Supplemental Closing Date, Purchaser shall identify and engage a third-party valuation expert to assist Purchaser in determining the allocation of the aggregate Agreed Amounts among the Assets of the Deferred Facilities owned by the Holding Company. The third-party valuation expert shall be directed to prepare such an allocation as promptly after the Supplemental Closing Date as is commercially reasonable under the circumstances, focusing first on any tangible Assets located in California. Purchaser shall thereafter promptly prepare and deliver to the Sellers its allocation of the Agreed Amounts among the Assets of the Deferred Facilities, with any portion of the aggregate Agreed Amounts not allocated to such Assets being allocated to goodwill. The Sellers shall agree to Purchaser’s allocation as delivered to the Sellers, provided Purchaser’s allocation is reasonable. The allocation may thereafter be amended by agreement of the Sellers and Purchaser to reflect any adjustments made pursuant to Section 8.03(f).

                (e)     At the Supplemental Closing, if any,

                (i)     the Sellers that own the ownership interests in the Holding Company being transferred at such closing, as applicable, shall transfer 100% of the issued and outstanding ownership interests in the Holding Company to the Company free and clear of any and all Encumbrances, except Permitted Encumbrances, and shall deliver to the Company:

(A) an executed counterpart of an Assignment and Amendment Agreement (or similar appropriate document of transfer of such interests) with respect to the transfer of such Holding Company,

                (B)     a certificate of a duly authorized officer of BTFC certifying as to the matters set forth in Sections 8.02(a), 8.02(b) and 8.02(g) (exclusively with respect to the applicable Deferred Facilities and Holding Company), together with a copy of the consents that are the subject of Sections 8.01(g) and 8.02(g);

                (C)     a certificate duly executed by the Secretary or an Assistant Secretary of each such Seller, dated as of the Supplemental Closing Date, certifying (A) as to the incumbency of the persons executing such Assignment and Amendment Agreement (or similar appropriate document of transfer of such interests) on such Seller’s behalf, and (B) that attached to such certificate is a true and complete copy of resolutions that have been duly and validly adopted by the board of directors (or managing member) of such Seller evidencing (i) the authorization of the execution and delivery of such Assignment and Amendment Agreement (or similar appropriate document of transfer of such interests) and the sale of the Holding Company, and (ii) the matters set forth in Section 8.02(g) (solely with respect to the Holding Company Transfer, together with a statement to the effect that such resolutions are in full force and effect on the Supplemental Closing Date;

(D) all Collateral Lease Documents related to such Deferred Facility;

(E) a certificate of a duly authorized officer of BTFC certifying as to the non-foreign status of each of such Sellers pursuant to section 1.1445-2(b)(2) of the Regulations; and

                (F)     the resignations, effective as of the Supplemental Closing, of all of the directors and officers of the Holding Company, except for such Persons as shall have been designated in writing prior to the Supplemental Closing by Purchaser to such Sellers to remain in such positions immediately following the Closing.

(ii) Purchaser shall cause the Company to, and the Company shall deliver, or cause to be delivered, to:

                (A)     the Sellers, an amount equal to 95% of the Agreed Amount attributable to each Deferred Facility owned by the Holding Company by wire transfer in immediately available funds to the Purchase Price Bank Account, and the Purchase Price shall be deemed to have been increased by such amount; and

                (B)     the Escrow Agent, an amount equal to 5% of the Agreed Amount attributable to each Deferred Facility owned by the Holding Company by wire transfer in immediately available funds to the account designated therefor in the Escrow Agreement, and the Purchase Price shall be deemed to have been increased by such amount.

                (f)     On the Supplemental Closing Date, the aggregate amounts paid pursuant to Section 8.03(e) shall be adjusted in accordance with Section 2.06 as to the Business Assets transferred and Assumed Liabilities conveyed; provided, however, that, except in the case of Section 2.06(a)(v)(C) as deemed modified pursuant to the final proviso in this Section 8.03(f), references to: (i) the Closing shall be deemed to refer to the Supplemental Closing, (ii) the Transferred Facilities shall be deemed to refer to Facilities transferred, directly or indirectly, to the Company at the Supplemental Closing (such Facilities, “Deferred Transfer Facilities”), and (iii) the Company shall be deemed to refer to the Holding Company; provided further that Section 2.06(a)(v)(C) shall be deemed to provide as follows:

                “(C)     the amount, if any, by which (i) the sum of (x) aggregate liability attributable exclusively to the Deferred Transfer Facilities for Paid-In-Full Membership Contracts and prepaid Financed Membership Contracts as of the Supplemental Closing Date, plus (y) the aggregate liability attributable exclusively to all Facilities other than the Deferred Transfer Facilities for Paid-In-Full Membership Contracts and prepaid Financed Membership Contracts as of the Closing Date, each as determined in accordance with the methodologies set forth on Exhibit 2.06(a)(v)(C) and based on the books and records of the Business Owners maintained and used in the operation of the Business, exceeds (ii) the sum of (x) $11,256,718, plus (y) the amount of any credit received by Purchaser pursuant to Section 2.06(a)(v)(C) for purposes of calculating the Final Adjustment Amount in connection with the Closing; and”.

                (g)     Notwithstanding the obligations of the Sellers set forth in Sections 5.07 and 5.14, if the transfer, or attempted transfer, of any Deferred Facility to the Company or Holding Company, as applicable, (i) would result in the failure of any conditions to consummation of the Transactions set forth in Sections 8.01 and 8.02 to be fulfilled without a written waiver of such condition or conditions or (ii) is materially impeded by the breach by Purchaser or (after the Closing) the Company of any provision of this Agreement or any Ancillary Agreement, the Sellers shall not be required to transfer such Deferred Facility to the Company or the Holding Company, if any (in accordance with Section 8.03(c)), unless, in the case of clause (i), such transfer may be effected without causing the failure of any such conditions; provided, however, that, if any Deferred Facility shall not have been transferred to the Company within 30 days of the Closing in accordance with this Section 8.03(g), then (i) this Agreement shall be deemed to have been terminated with respect to such Deferred Facility and (ii) the Sellers shall have no obligation to transfer to the Company or any of its Affiliates, and none of the Company and its Affiliates shall have any obligation to accept, such Deferred Facility.

                (h)     From and after the Supplemental Closing, each Deferred Facility transferred to the Company shall be deemed as of the Closing to have been a Transferred Facility, and the representations, warranties, covenants and conditions in this Agreement and the Ancillary Agreements, and, with respect thereto, any applicable sections of the Disclosure Schedule or Exhibits shall be deemed to have reverted to their form prior to modification pursuant to clause (i) of Section 8.03(a) and be made as of signing and the Supplemental Closing Date.

                SECTION 8.04. Direct Facility Transfers. (a) Notwithstanding anything herein to the contrary, in lieu of a transfer of a Facility to the Company or a transfer of a Deferred Facility to any Holding Company, as applicable, followed in each case by the sale of 100% of the Interests or ownership interests in the Holding Company, as the case may be:

                (i)     at Closing, the Sellers may at their option, if reasonably necessary to comply with any transfer restrictions applicable to such Facility, transfer any Facility (excluding related Transferred Employees, who will be transferred in accordance with the other provisions of this Agreement) directly to one of Purchaser’s Subsidiaries as directed by Purchaser;

                (ii)     at Closing, the Sellers shall, if Purchaser so requests, transfer the Illinois Facilities (excluding related Transferred Employees, who will be transferred in accordance with the other provisions of this Agreement) directly to one of Purchaser’s Subsidiaries as directed by Purchaser;

                (iii)     at the Supplemental Closing, if any, the Sellers may at their option, if reasonably necessary to comply with any transfer restrictions applicable to such Facility, transfer any Deferred Facility (excluding related Transferred Employees, who will be transferred in accordance with the other provisions of this Agreement) to one of Purchaser’s Subsidiaries as directed by Purchaser; and

                (iv)     at the Supplemental Closing, the Sellers shall, if Purchaser so requests, transfer any Deferred Facilities that are Illinois Facilities (excluding related Transferred Employees, who will be transferred in accordance with the other provisions of this Agreement) directly to one of Purchaser’s Subsidiaries as directed by Purchaser (each of (i) through (iv), a “Direct Facility Transfer”).

                (b)     In connection with any such Direct Facility Transfer, each of the Parties shall cause each Assumed Liability related to any such directly transferred Facility, other than to the extent such Assumed Liability is already a Liability of the Company, Purchaser or any of their Affiliates, to be assumed by the applicable transferee of such Facility. For the avoidance of doubt, none of the Retained Liabilities will be assigned to or assumed by any of Purchaser and its Affiliates in connection with any Direct Facility Transfer. Each Facility transferred at a Direct Facility Transfer shall be deemed as of the Closing to be a Transferred Facility for purposes of this Agreement.

ARTICLE IX

INDEMNIFICATION

                SECTION 9.01. Survival of Representations and Warranties. The representations and warranties of the Parties contained in this Agreement shall survive the Closing or Supplemental Closing, as to a Deferred Facility, until the date of the completion of an audit of the Company for the period ending on December 31, 2006, but in no event shall such date be later than April 30, 2007, provided that (i) the representations and warranties set forth in Section 3.14 (Employee Benefit Matters) shall survive until the applicable statute of limitations relating to such representations has expired, (ii) the representations and warranties set forth in Section 3.11 (Environmental Matters) shall survive for a period of three years, (iii) the representations and warranties set forth in Section 3.03 (Capitalization) and the first sentence of Section 3.07(a) (as to ownership and good title to personal property) shall survive indefinitely, and (iv) any claim made with reasonable specificity by the Person seeking to be indemnified within the time periods set forth in this Section 9.01 shall survive until such claim is finally and fully resolved. All covenants and agreements contained herein shall survive until fully discharged.

                SECTION 9.02. Indemnification by the Sellers. (a) Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns (each, a “Purchaser Indemnified

Party”) shall be indemnified and held harmless by the Sellers for and against any and all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses) that may be suffered (hereinafter, a “Loss”), arising out of or resulting from: (i) the breach of any representation or warranty made by the Sellers contained in this Agreement; (ii) the breach of any covenant or agreement by the Sellers or (prior to the Closing) the Company contained in this Agreement; and (iii) the Retained Liabilities.

                (b)     Notwithstanding anything in this Agreement to the contrary, the sole recourse of any Purchaser Indemnified Party for any and all Losses relating to or arising from the matters set forth in Article VII shall be controlled by Section 9.08.

                SECTION 9.03. Indemnification by Purchaser. (a) The Sellers and their Affiliates, respective officers, directors, employees, agents, successors and assigns (each, a “Seller Indemnified Party”) shall be indemnified and held harmless by Purchaser for and against any and all Losses, arising out of or resulting from: (i) the breach of any representation or warranty made by Purchaser contained in this Agreement; (ii) the breach of any covenant or agreement by Purchaser or (after the Closing) the Company contained in this Agreement; and (iii) the Assumed Liabilities.

                (b)     Notwithstanding anything in this Agreement to the contrary, the sole recourse of any the Seller Indemnified Party for any and all Losses relating to or arising from the matters set forth in Article VII shall be controlled by Section 9.08.

                SECTION 9.04. Limits on Indemnification. (a) No claim may be asserted nor may any Action be commenced against either the Sellers or Purchaser for breach of any representation, warranty, covenant or agreement contained herein, unless written notice of such claim or action is received by such Party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or Action on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or Action is based ceases to survive as set forth in Section 9.01, irrespective of whether the subject matter of such claim or action shall have occurred before or after such date.

                (b)     Notwithstanding anything to the contrary contained in this Agreement:

                (i)     subject to Section 9.04(b)(ii), the Sellers shall not be liable for any claim for indemnification pursuant to Section 9.02(a)(i), unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Sellers equals or exceeds 1% of the Purchase Price (the “Indemnification Threshold”), after which the Sellers shall be liable for all of such Losses;

                (ii)     each Loss that is less than or equal to $10,000 resulting from any single claim or aggregated claims arising out of the same set of facts, events or circumstances claimed under Section 9.02(a)(i) (a “Minor Loss”) shall not be included in determining whether the aggregate amount of indemnifiable Losses equals or exceeds the Indemnification Threshold unless and until the aggregate amount of Minor Losses equals or exceeds $250,000, after which all of such Losses will be included in determining whether the aggregate amount of indemnifiable Losses equals or exceeds the Indemnification Threshold;

                (iii)     the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or resulting from the causes set forth in Sections 9.02(a)(i) or 9.03(a)(i) shall be an amount equal to 20% of the Purchase Price, except in the case of (A) fraud or (B) intentional misrepresentation between the date hereof and the Closing Date;

                (iv)     the Losses arising from the causes set forth in Section 9.02(a)(iii) shall not be subject to Sections 9.04(b)(i) or 9.04(b)(ii), and the maximum amount of indemnifiable Losses which may be recovered from the Sellers arising out of or resulting from the causes set forth in Section 9.02(a)(iii) shall be an amount equal to the Purchase Price;

                (v)     the adjustments and prorations that are the subject of Section 2.06 shall not be subject to this Section 9.04; provided that, to avoid any duplicate recovery by the Purchaser Indemnified Parties for the same Losses, none of the Purchaser Indemnified Parties shall be entitled to indemnification under Section 9.02 in respect of (i) any liability of the Business in the event that, and to the extent of the amount by which, such liability has been accounted for in the calculation of the Final Adjustment Amount or (ii) the value of any Business Asset in the event that, and to the extent of the amount by which, any write-downs with respect to the value of such Asset have been accounted for in the calculation of the Final Adjustment Amount; and

                (vi)     none of the Sellers and Purchaser shall have any Liability under any provision of this Agreement or any Ancillary Agreement for any punitive, incidental, consequential, or special or indirect damages relating to the breach or alleged breach of this Agreement or any Ancillary Agreement.

                (c)     Any amount payable pursuant to this Article IX shall be (i) increased to take account of any net Tax cost incurred by the Indemnified Party arising from the receipt of indemnity payments hereunder, (ii) reduced to take account of any Tax benefit realized by the Indemnified Party arising from the incurrence or payment of any such Loss and (iii) reduced by any recoveries from third Persons pursuant to indemnification or otherwise in respect thereto. Any Tax benefit or cost calculations under this Section 9.04(c) shall be determined using the highest combined marginal corporate Tax rate for federal and applicable foreign, state and local Income Taxes for the applicable period.

                SECTION 9.05. Notice of Loss; Third Party Claims. (a) An Indemnified Party shall give the Indemnifying Party notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within 60 days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

                (b)     Upon receipt by an Indemnified Party of a written notice of any action, suit, proceedings, claim, demand or assessment against it which might give rise to a claim for Loss under this Article IX, such Indemnified Party shall give written notice thereof to the Indemnifying Party indicating the nature of such claim and the basis therefor; provided, however, that failure to give such notice shall not affect the Indemnified Party’s rights provided hereunder except to the extent that Indemnifying Party’s rights shall have been materially prejudiced as a result of such failure. The Indemnifying Party shall have the right, at its option, exercisable within 15 days after receipt of such notice to assume the defense of, at its own expense and by its own counsel, any such matter involving the asserted liability of the Indemnified Party, subject to the next sentence. If the Indemnifying Party shall undertake to compromise, settle or defend any such asserted liability, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party agrees to cooperate fully with the Indemnifying Party and its counsel in the compromise or settlement of, or defense against, any such asserted liability; provided, however, that the Indemnifying Party shall not settle any such asserted liability without the written consent of the Indemnified Party, which such consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding an election to assume the defense of such action or proceeding, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense of such action or proceeding, and the reasonable fees, costs and expenses of such separate counsel shall be payable by the Indemnifying Party, if (i) the Indemnifying Party shall not have employed counsel reasonably satisfactory to the Indemnified Party to represent the Indemnifying Party within 20 days after notice to Indemnifying Party of the institution of such action or proceeding or (ii) the Indemnifying Party shall have authorized the Indemnified Party to employ separate counsel at the Indemnifying Party’s expense and the Indemnifying Party shall promptly assume and hold the Indemnified Party harmless from and against the full amount of any Losses resulting therefrom. Notwithstanding anything herein to the contrary, the Indemnifying Party shall not be entitled to assume control of such defense but shall pay for the reasonable fees, costs and expenses of Indemnified Party’s legal counsel if (i) the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party, on the one hand, and the Indemnified Party on the other; or (ii) the Indemnifying Party failed or is failing to vigorously prosecute or defend such claim. If the Indemnified Party shall undertake to compromise, settle or defend any asserted liability in accordance with the immediately preceding sentence, it shall promptly notify the Indemnifying Party of its intention to do so, and the Indemnifying Party agrees to cooperate fully with the Indemnified Party and its counsel in the compromise or settlement of, or defense against, any such asserted liability; provided, however, that the Indemnified Party shall not settle any such asserted liability without the written consent of the Indemnifying Party, which such consent shall not be unreasonably withheld, conditioned or delayed. In any event, the Indemnified Party and its counsel shall cooperate with the Indemnifying Party and its counsel. The Indemnified Party shall have the right at its own expense to participate in the defense of such asserted liability.

                SECTION 9.06. Mitigation of Damages. (a) An Indemnified Party shall, to the extent practicable and reasonably within his, her or its control and at the expense of the Indemnifying Party, make commercially reasonable efforts to mitigate any damages of which such party has adequate notice; provided that the Indemnified Party shall not be obligated to act in contravention of applicable Law or in contravention of reasonable and customary practices of a prudent Person in similar circumstances. The Indemnifying Party shall have the right, but not the obligation, and shall be afforded the opportunity by the Indemnified Party to the extent reasonably possible, to make commercially reasonable efforts to minimize damages before such damages actually are incurred by the Indemnified Party.

                (b)     Each Indemnified Party shall be obligated in connection with any claim for indemnification under this Article IX to use commercially reasonable efforts to obtain any insurance proceeds and indemnification payments payable to such Indemnified Party by any third party available with regard to the applicable claims. The amount that the Indemnifying Party is or may be required to pay to any Indemnified Party pursuant to this Article IX shall be reduced (retroactively, if necessary) by any insurance proceeds, indemnification payments or other amounts actually recovered by or on behalf of the Indemnified Party in reduction of the related damages in accordance Section 9.04(c). If the Indemnified Party shall have received the payment required by this Agreement from the Indemnifying Party in respect of damages and shall subsequently receive insurance proceeds, indemnification payments or other amounts in respect of such damages, then such Indemnified Party shall promptly repay to the Indemnifying Party a sum equal to the amount of such insurance proceeds, indemnification payments or other amounts actually received.

                SECTION 9.07. Exclusive Remedy. Purchaser and the Sellers acknowledge and agree that (i) following the Closing, the indemnification provisions of Section 9.02 and Section 9.03 shall be the sole and exclusive remedies of Purchaser and the Sellers for any breach by the other Party of the representations and warranties in this Agreement and for any failure by the other Party to perform and comply with any covenants and agreements in this Agreement (except for covenants and agreements contained in Article VII, which are addressed in Section 9.08), except that if any of the provisions of this Agreement are not performed in accordance with their terms or are otherwise breached, the Parties shall be entitled to specific performance of the terms thereof in addition to any other remedy at law or equity, and (ii) the indemnity provisions in Section 9.02 and Section 9.03 shall not limit any party’s liability for (A) fraud or (B) intentional misrepresentation between the date hereof and the Closing Date.

                SECTION 9.08. Tax Indemnification. (a) From and after the Closing, the Sellers shall indemnify, save and hold harmless Purchaser from and against (i) all Liability for Income Taxes of the Company (other than Excluded Taxes) for all Pre-Closing Tax Periods; (ii) all Liability for Income Taxes arising out of the operation of the Transferred Facilities for all Pre-Closing Tax Periods; (iii) any and all Losses arising out of, resulting from or incident to any breach by any of the Sellers of any covenant contained in Article VII; and (iv) the Sellers’ share of prorated Real Property Taxes and other Non-Income Taxes as set forth in Section 2.06. Notwithstanding anything to the contrary in this Agreement, none of the Sellers shall be liable for or pay for any Taxes (collectively, “Excluded Taxes”) that are imposed on the Company on the Closing Date as a result of actions taken or elections made by Purchaser (or the Company at the request of Purchaser) after the effective time of Closing on the Closing Date.

                (b)     From and after the Closing, Purchaser shall indemnify, save and hold harmless the Seller Indemnified Parties from and against (i) all Excluded Taxes; (ii) all Liability for Taxes of the Company for any Post-Closing Tax Period; (iii) any and all Losses arising out of, resulting from or incident to the breach by Purchaser of any covenant contained in Article

VII; (iv) Purchaser’s share of prorated Real Property Taxes and other Non-Income Taxes as set forth in Section 2.06.

                (c)     In the case of any Straddle Period:

                (i)     except as otherwise set forth in Section 2.06, Real Property Taxes and other Non-Income Taxes of the Company for a Pre-Closing Tax Period shall be equal to the amount of such Real Property Taxes and other Non-Income Taxes applicable to the Transferred Facilities for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of days in the Straddle Period; and

                (ii)     Income Taxes of the Company (other than Excluded Taxes) for any Pre-Closing Tax Period shall be computed as if such Tax Period ended as of the close of business on the Closing Date.

                (d)     If a claim shall be made by any Governmental Authority with respect to Taxes, which, if successful, might result in an indemnity payment to a party pursuant to this Section 9.08 (a “Tax Claim”), the notice provisions set forth in Section 9.05 shall apply.

                (e)     With respect to any Tax Claim relating to Income Taxes or Real Property Taxes for a Tax Period ending on or prior to the Closing Date, the Sellers shall, upon written notification to Purchaser, control all proceedings and may make all decisions taken in connection with such Tax Claim (including selection of counsel) at its own expense; provided, however, that Purchaser may participate in proceedings and decisions to the extent they involve Excluded Taxes. The Sellers and Purchaser shall jointly control all proceedings taken in connection with any Tax Claim relating to Income Taxes or Real Property Taxes of the Company for a Straddle Period. Purchaser shall control at its own expense all proceedings with respect to any other Tax Claim relating to a Tax Period beginning before the Closing Date and all Tax Claims relating to a Tax Period beginning after the Closing Date. A party shall promptly notify the other party if it decides not to control the defense or settlement of any Tax Claim which it is entitled to control pursuant to this Agreement, and the other party shall thereupon be permitted to defend and settle such proceeding.

                (f)     The Sellers’ indemnity obligation in respect of Income Taxes for a Pre-Closing Income Tax Period shall initially be effected by their payment to Purchaser of the excess of: (i) any such Income Taxes (other than Excluded Taxes) for a Pre-Closing Tax Period (as may be evidenced by any Tax Return prepared in accordance with Section 7.01 or as otherwise indicated in a written notice prepared by Purchaser) over (ii) the amount of such Income Taxes paid by any Bally Entity at any time plus the amount of such Income Taxes paid by the Company on or prior to the Closing Date. The Sellers shall pay such excess to the relevant Governmental Authority or, at the Sellers’ option, to Purchaser within ten days after written demand is made by Purchaser (but not earlier than five days before the date on which Income Taxes for the relevant Tax Period are required to be paid to the relevant Governmental Authority). If the amount of any such Income Taxes paid by any Bally Entity at any time plus the amount of such Income Taxes paid by the Company on or prior to the Closing Date exceeds the amount of such Income Taxes for the Pre-Closing Tax Period, Purchaser shall pay to the

Sellers the amount of such excess within ten days after the Tax Return with respect to the final Liability for such Income Taxes is required to be filed with the relevant Governmental Authority. In the case of an Income Tax that is contested in accordance with the provisions of Section 9.08(e), payment of the Income Tax to the appropriate Governmental Authority shall not be considered to be due or required to be paid earlier than the date a final determination to such effect is made by the appropriate Governmental Authority or court.

                SECTION 9.09. Characterization of Indemnification Payments. Purchaser and the Sellers agree to treat any payment made under this Article IX as an adjustment to the Purchase Price.

ARTICLE X

TERMINATION

                SECTION 10.01. Termination. This Agreement may be terminated at any time prior to the Closing:

                (a)     by either the Sellers or Purchaser if the Closing shall not have occurred by December 31, 2005; provided, however, that the right to terminate this Agreement under this Section 10.01(a) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(b) by either Purchaser or the Sellers in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the Transactions shall have become final and nonappealable;

                (c)     by either Purchaser, on the one hand, or the Sellers, on the other hand, upon a material breach by any Seller or Purchaser, as applicable, of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice thereof to the breaching Party; provided that there shall be no right to terminate if such breach was caused, in whole or in part, by the Party seeking to terminate this Agreement; or

(d) by the mutual written consent of the Sellers and Purchaser.

                SECTION 10.02. Effect of Termination. In the event of termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any Liability on the part of any Party; provided, however, that, if this Agreement is terminated by a Party as a result of a material breach of this Agreement by a non-terminating Party, then the terminating Party shall be entitled to all rights and remedies available under Law or equity against such non-terminating Party. The provisions of this Section 10.02, Section 11.01 and Section 11.11 shall survive any termination of this Agreement.

ARTICLE XI

GENERAL PROVISIONS

                SECTION 11.01. Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the Transactions shall be borne by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

                SECTION 11.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):

(a)	if to the Sellers:

Bally Total Fitness Corporation 8700 W. Bryn Mawr Avenue Chicago, Illinois 60631 Telecopy: (773) 399-0126 Attention: General Counsel

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP 233 South Wacker Drive Chicago, IL 60606 Telecopy: (312) 876-7666 Attention: Mark D. Gerstein

(b)	if to the Company (before Closing):

Crunch CFI, LLC c/o Bally Total Fitness Corporation 8700 W. Bryn Mawr Avenue Chicago, Illinois 60631 Telecopy: (773) 399-0126 Attention: General Counsel

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP 233 South Wacker Drive Chicago, IL 60606 Telecopy: (312) 876-7666

Attention: Mark D. Gerstein

(c)	if to the Company (after Closing) or Purchaser:

AGT Crunch Acquisition LLC c/o AG Special Situation Corporation 245 Park Avenue, 26th Floor New York, NY 10167 Telecopy: (212) 867-9328 Attention: David N. Roberts

with a copy (which shall not constitute notice) to:

Dechert LLP 30 Rockefeller Plaza – 23rd Floor New York, NY 10012 Telecopy: 212-698-3599 Attention: Charles I. Weissman

                SECTION 11.03. Public Announcements. Prior to the Closing, no Party shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the Transactions or otherwise communicate with any news media without the prior written consent of the other Parties unless otherwise required by Law or applicable stock exchange regulation, and the Parties shall cooperate as to the timing and contents of any such press release, public announcement or communication; provided, however, that, with the prior written consent of the Seller Representative, which consent shall not be unreasonably withheld, conditioned or delayed, Purchaser may issue a public announcements regarding the Transactions upon Sellers’ making a securities filing with respect to the signing of this Agreement.

                SECTION 11.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any of the Parties. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

                SECTION 11.05. Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Sellers and Purchaser with respect to the subject matter hereof and thereof.

                SECTION 11.06. Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Sellers and Purchaser (which consent may be granted or withheld in the sole discretion of the Sellers or Purchaser), as the case may be; provided, however, that, without the consent of the other Parties, Purchaser shall have the right to collaterally assign (so long as such assignment is not effective until at or immediately following the Closing), in whole or in part, this Agreement and any of its rights hereunder as security to one or more lenders or purchasers of debt securities who, in each case, are being granted a collateral interest in Assets other than this Agreement or rights hereunder (unless to do so would restrict or delay the consummation of the Transactions), but no such assignments shall relieve Purchaser of its obligations hereunder.

                SECTION 11.07. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Sellers and Purchaser or (b) by a waiver in accordance with Section 11.08.

                SECTION 11.08. Waiver. Either the Sellers or Purchaser may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered by the other Party pursuant hereto or (c) waive compliance with any of the agreements of the other Party or conditions to such Party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of either the Sellers or Purchaser to assert any of their rights hereunder shall not constitute a waiver of any of such rights.

                SECTION 11.09. No Third Party Beneficiaries. Subject to Section 5.18(b), this Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied (including the provisions of Article IX relating to indemnified parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

                SECTION 11.10. Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

                SECTION 11.11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court located in New York County, New York. Consistent with the preceding sentence, the Parties hereby to the extent justiciable in the courts of New York (a) submit to the exclusive jurisdiction of any federal or state court sitting in New York, New York for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, that any other forum would be more convenient or less burdensome, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

                SECTION 11.12. Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.12.

                SECTION 11.13. Seller Representative. (a) Each of the Sellers (other than BTFC) hereby irrevocably constitutes and appoints BTFC, acting as provided in this Agreement, as the Seller Representative to act as its attorney-in-fact and agent in its name, place and stead in connection with the Transactions, and acknowledges that such appointment is coupled with an interest. By executing and delivering this Agreement, the Seller Representative hereby (a) accepts its appointment and authorization to act as attorney-in-fact and agent on behalf of the Sellers in accordance with the terms of this Agreement, and (b) agrees to perform its obligations under, and otherwise comply with, this Agreement.

                (b)     Each Seller (other than BTFC) fully and completely, without restriction:

                (i)     authorizes and directs the Seller Representative: (i) to designate the Purchase Price Bank Account; (ii) to take any and all actions relating to post-Closing prorations and adjustments on behalf of the Sellers as set forth in this Agreement (including Section 2.06); (iii) to deliver to Purchaser on its behalf any officer’s certificates required pursuant to this Agreement; (iv) to waive any conditions to Closing on behalf of the Sellers pursuant to Section 11.08; (v) to make decisions with respect to termination of this Agreement in accordance with Section 10.01; (vi) to execute, deliver and to accept delivery on its behalf of such amendments as may be deemed by the Seller Representative in its sole discretion to be appropriate under this Agreement or any Ancillary Agreements; (vii) to receive notice on its behalf in accordance with Section 11.02; and (viii) to accept delivery, on its behalf, of such agreements, instruments and other documents as the Seller Representative in its sole discretion deems necessary or appropriate under any this Agreement or any Ancillary Agreement;

                (ii)     agrees to be bound by all notices received, by all agreements and determinations made, and by all agreements, instruments and other documents executed and delivered by the Seller Representative under this Agreement or any Ancillary Agreement;

(iii) authorizes the Seller Representative: (i) to dispute or to refrain from disputing any claim made by any Purchaser Indemnified Party under this Agreement or any Ancillary Agreement; (ii) to make decisions on its behalf regarding the defense of Purchaser or third-party suits that may be the subject of indemnification claims, including the full and exclusive power and authority to settle any claim by any Purchaser Indemnified Party or a third-party against any Seller and to institute, pursue, settle or waive any claim by any Seller against either of Purchaser and (following the Closing) the Company; (iii) to negotiate and compromise any dispute which may arise under, to exercise or refrain from exercising remedies available under this Agreement or any Ancillary Agreement, and to sign any releases or other documents with respect to such dispute or remedy; (iv) to waive any condition contained in this Agreement or any Ancillary Agreement; (v) to give any and all consents under this Agreement or any Ancillary Agreement; and (iv) to give such instructions and to do such other things and refrain from doing such other things as the Seller Representative in its sole discretion deems necessary or appropriate to carry out the provisions of this Agreement or any Ancillary Agreement; and

                (iv)     authorizes and directs the Seller Representative: (i) to receive any payments made to the Sellers or to the Seller Representative on the Sellers’ behalf pursuant to this Agreement or any Ancillary Agreement and (ii) to disburse to the Sellers payments made to the Seller Representative under the this Agreement or any Ancillary Agreement in accordance with their interests.

                (c)     Each of the Sellers hereby expressly acknowledges and agrees (a) that the Seller Representative is authorized to act on its behalf notwithstanding any dispute or disagreement among the Sellers and (b) that Purchaser and its Affiliates are entitled to rely on any and all action taken by the Seller Representative under this Agreement or any Ancillary Agreement without liability to, or obligation to inquire of, any of the Sellers. Each of the Sellers hereby expressly acknowledges and agrees that Purchaser and its Affiliates and any other Person will be entitled to rely on any and all actions taken (or not taken) by the Seller Representative under this Agreement or any Ancillary Agreement that appear to have been taken in accordance with this Section 11.13 without any duty of inquiry as to the genuineness of the writing or other communication and without any obligation of inquiry of any of the Sellers.

                (d)     The authorizations of the Seller Representative will be effective until its rights and obligations under this Agreement or any Ancillary Agreement, as applicable, terminate.

                (e)     Notwithstanding anything herein to the contrary, BTFC shall have the right in its sole discretion to designate at any time, by delivery of notice thereof to Purchaser, any successor Seller Representative, who or which shall succeed to all of the Seller Representative’s rights and obligations under this Agreement.

                SECTION 11.14. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

                [remainder of page intentionally left blank; signatures appear on following page(s)]

                                IN WITNESS WHEREOF, the Sellers, the Company and Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SELLERS:

BALLY TOTAL FITNESS HOLDING CORPORATION	708 GYM, LLC

By:	/s/ William Fanelli	By:	/s/ William Fanelli

Name:	William Fanelli	Name:	William Fanelli
Title:	Senior Vice President	Title:	Senior Vice President

BALLY TOTAL FITNESS CORPORATION	WEST VILLAGE GYM AT THE ARCHIVES LLC

By:	/s/ William Fanelli	By:	/s/ William Fanelli

Name:	William Fanelli	Name:	William Fanelli
Title:	Senior Vice President	Title:	Senior Vice President

CRUNCH FITNESS INTERNATIONAL, INC.	59TH STREET GYM, LLC

By:	/s/ William Fanelli	By:	/s/ William Fanelli

Name:	William Fanelli	Name:	William Fanelli
Title:	Senior Vice President	Title:	Senior Vice President

HEALTH & TENNIS CORPORATION OF NEW YORK, INC.	FLAMBE LLC

By:	/s/ William Fanelli	By:	/s/ William Fanelli

Name:	William Fanelli	Name:	William Fanelli
Title:	Senior Vice President	Title:	Senior Vice President

[Signature Page to the Purchase Agreement]

SELLERS (CONT’D):

JACK LA LANNE FITNESS CENTERS, INC.	ACE, LLC

By:	/s/ William Fanelli	By:	/s/ William Fanelli

Name:	William Fanelli	Name:	William Fanelli
Title:	Senior Vice President	Title:	Senior Vice President

SOHO HO, LLC	CRUNCH WORLD, LLC

By:	/s/ William Fanelli	By:	/s/ William Fanelli

Name:	William Fanelli	Name:	William Fanelli
Title:	Senior Vice President	Title:	Senior Vice President

CRUNCH L.A. LLC

By:	/s/ William Fanelli

Name:	William Fanelli
Title:	Senior Vice President

THE COMPANY:	PURCHASER:

CRUNCH CFI, LLC	AGT CRUNCH ACQUISITION LLC

By:	/s/ William Fanelli	By:	/s/ Brent A. Leffel

Name:	William Fanelli	Name:	Brent A. Leffel
Title:	Senior Vice President	Title:	Manager

SELLER REPRESENTATIVE:

BALLY TOTAL FITNESS CORPORATION

By:	/s/ William Fanelli

Name:	William Fanelli
Title:	Senior Vice President

[Signature Page to the Purchase Agreement]